STATEMENT OF INVESTMENTS
Dreyfus Variable Investment Fund, Appreciation Portfolio
September 30, 2006 (Unaudited)

Common Stocks--97.4%	Shares	Value ($)
Consumer Discretionary--17.1%		
Altria Group	720,400	55,146,620
CBS, Cl. B	75,150	2,116,976
Christian Dior	72,700 a	7,568,870
Hilton Hotels	100,000	2,785,000
McDonald's	304,500	11,912,040
McGraw-Hill Cos.	441,600	25,626,048
News, Cl. A	606,436	11,916,467
News, Cl. B	9,800 a	202,272
Polo Ralph Lauren	40,000 a	2,587,600
Target	216,900	11,983,725
Viacom, Cl. B	75,150 b	2,794,077
		134,639,695
Consumer Staples--23.0%		
Anheuser-Busch Cos.	195,100	9,269,201
Coca-Cola	664,500	29,689,860
Estee Lauder Cos., Cl. A	130,000	5,242,900
Nestle, ADR	291,000	25,363,560
PepsiCo	445,900	29,099,434
Procter & Gamble	500,000	30,990,000
SYSCO	80,000	2,676,000
Wal-Mart Stores	360,700	17,789,724
Walgreen	634,900	28,183,211
Whole Foods Market	48,000	2,852,640
		181,156,530
Energy--17.1%		
BP, ADR	260,000	17,050,800
Chevron	445,800	28,914,588
ConocoPhillips	215,000	12,798,950
Exxon Mobil	845,064	56,703,795
Occidental Petroleum	150,000	7,216,500
Royal Dutch Shell, Cl. A, ADR	59,800	3,952,780
Total, ADR	120,000 a	7,912,800
		134,550,213
Financial--14.1%		
American Express	250,500	14,048,040
American International Group	105,920	7,018,259
Ameriprise Financial	61,500	2,884,350
Bank of America	291,216	15,600,441
Citigroup	601,524	29,877,697
HSBC Holdings, ADR	30,000 a	2,745,900
JPMorgan Chase & Co.	375,100	17,614,696
Merrill Lynch & Co.	145,500	11,381,010
SunTrust Banks	128,600	9,938,208
		111,108,601
Health Care--10.5%		
Abbott Laboratories	314,100	15,252,696
Eli Lilly & Co.	196,900	11,223,300
Johnson & Johnson	360,000	23,378,400
Merck & Co.	190,000	7,961,000
Pfizer	575,000	16,307,000
Roche Holding, ADR	64,000	5,532,160

UnitedHealth Group	60,000	2,952,000
		82,606,556
Industrial--8.0%		
Emerson Electric	164,900	13,828,514
Fluor	40,000	3,075,600
General Electric	1,065,500	37,612,150
United Parcel Service, Cl. B	116,800	8,402,592
		62,918,856
Information Technology--6.6%		
Automatic Data Processing	90,000	4,260,600
Intel	1,354,700	27,866,179
Microsoft	722,300	19,740,459
		51,867,238
Materials--1.0%		
Arkema, ADR	3,000 a,b,c	141,558
Praxair	121,000	7,158,360
		7,299,918
Total Common Stocks		
(cost $554,658,415)		**766,147,607**

Investment of Cash Collateral		
for Securities Loaned--1.5%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $12,249,706)	12,249,706 d	**12,249,706**

Total Investments (cost $566,908,121)	**98.9%**	778,397,313
Cash and Receivables (Net)	**1.1%**	8,281,027
Net Assets	**100.0%**	786,678,340

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the portfolio's
    securities on loan is $11,794,363 and the total market value of the collateral held by the portfolio is $12,249,706.

b   Non-income producing security.

c   The value of this security has been determined in good faith under the direction of the Board of Trustees.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Variable Investment Fund, Balanced Portfolio
September 30, 2006 (Unaudited)

Common Stocks--71.3%	Shares	Value ($)
Consumer Discretionary--11.6%		
Apollo Group, Cl. A	16,000 a	787,840
Cabela's, Cl. A	60,000 a,b	1,303,800
Career Education	47,000 a	1,057,500
Corinthian Colleges	135,000 a	1,459,350
Cost Plus	44,800 a,b	536,256
Home Depot	20,000	725,400
Interpublic Group of Cos.	30,000 a,b	297,000
Kohl's	11,000 a	714,120
		6,881,266
Consumer Staples--4.7%		
Coca-Cola	20,800	929,344
Nestle, ADR	9,600	836,736
Wal-Mart Stores	21,000	1,035,720
		2,801,800
Energy--4.6%		
Chevron	22,500	1,459,350
Exxon Mobil	19,400	1,301,740
		2,761,090
Financial--16.5%		
American International Group	22,900	1,517,354
Bank of America	26,500	1,419,605
Berkshire Hathaway, Cl. A	10 a	958,000
Citigroup	25,000	1,241,750
Doral Financial	100,000	659,000
Fannie Mae	32,500	1,817,075
JPMorgan Chase & Co.	28,500	1,338,360
Marsh & McLennan Cos.	22,000	619,300
Realogy	12,000 a	272,160
		9,842,604
Health Care--15.5%		
Bausch & Lomb	15,000	751,950
Cardinal Health	24,400	1,604,056
Johnson & Johnson	13,500	876,690
Medtronic	24,300	1,128,492
Merck & Co.	15,400	645,260
Pfizer	74,000	2,098,640
Wright Medical Group	13,000 a	315,250
Wyeth	15,000	762,600
Zimmer Holdings	15,000 a	1,012,500
		9,195,438
Industrial--4.3%		
General Electric	37,500	1,323,750
Tyco International	44,000	1,231,560
		2,555,310
Information Technology--14.1%		
BISYS Group	53,800 a	584,268
Dell	10,000 a	228,400
Electronic Data Systems	44,000	1,078,880
First Data	24,000	1,008,000
Fiserv	25,000 a	1,177,250
Hewitt Associates, Cl. A	55,900 a	1,356,134

Microchip Technology			21,500	697,030
Microsoft			82,000	2,241,060
				8,371,022
Total Common Stocks				
(cost $38,642,119)				**42,408,530**

Preferred Stocks--2.0%

Consumer Discretionary--.5%				
General Motors Corp.,				
Cum., $1.843752			16,000	**300,000**
Financial--.9%				
Citigroup Capital VII,				
Cum., $1.78124			22,300	**568,650**
Telecommunication Services--.6%				
Verizon South,				
Ser. F, Cum. $1.75			12,800	**328,000**
Total Preferred Stocks				
(cost $1,309,058)				**1,196,650**

Bonds and Notes--24.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Discretionary--3.2%				
Tribune,				
Unscd. Notes	4.88	8/15/10	2,000,000	**1,895,088**
Consumer Staples--1.7%				
HJ Heinz,				
Notes	6.00	3/15/08	1,000,000 b	**1,006,886**
Energy--.8%				
Marathon Oil,				
Notes	5.38	6/1/07	500,000	**500,344**
Financial--7.2%				
Bank of America,				
Sr. Notes	4.38	12/1/10	445,000	432,861
Berkshire Hathaway Finance,				
Notes	3.38	10/15/08	1,000,000	966,423
Ford Motor Credit,				
Notes	5.59	3/13/07	35,000 c	34,774
Ford Motor Credit,				
Notes	6.19	9/28/07	105,000 c	104,069
GMAC,				
Notes	6.13	2/1/07	45,000	44,942
GMAC,				
Notes	6.75	12/1/14	135,000 b	131,998
Hartford Life Insurance,				
Sr. Unscd. Notes, Ser. incM	5.75	9/15/13	500,000	497,727
International Lease Finance,				
Unsub. Notes	4.75	7/1/09	500,000	493,660
JPM Capital Trust I,				
Gtd. Cap. Secs.	7.54	1/15/27	700,000	726,772
Marsh & McLennan Cos.,				
Sr. Notes	7.13	6/15/09	850,000	883,268
				4,316,494
Industrial--1.3%				
Cardinal Health,				
Notes	6.75	2/15/11	750,000	**785,130**
Information Technology--1.6%				
First Data,				
Notes	3.90	10/1/09	1,000,000	**965,882**

Telecommunication Services--3.8%

GTE Northwest,				
Debs., Ser. C	6.30	6/1/10	1,700,000	1,728,948
New York Telephone,				
Debs.	6.13	1/15/10	500,000	505,867
				2,234,815

U.S. Government Agencies--4.2%

Federal Home Loan Bank System,				
Bonds	4.50	7/12/10	500,000 c	494,813
Federal Home Loan Mortgage Corp.,				
Notes	2.38	2/15/07	1,000,000	989,432
Federal Home Loan Mortgage Corp.,				
Notes	3.75	4/15/07	500,000	496,013
Federal Home Loan Mortgage Corp.,				
Notes	4.75	12/8/10	500,000	496,995
				2,477,253

U.S. Government Agencies/Mortgage-Backed--.4%

Federal Home Loan Mortgage Corp,;		
5.50%, 9/1/34	20,454	20,217
Federal National Mortgage Association:		
5.50%, 9/1/34	82,500	81,461
6.00%, 9/1/34	134,454	135,322
		237,000

Total Bonds and Notes

(cost $14,757,920)	**14,418,892**

Other Investment--2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,445,000)	1,445,000 d	**1,445,000**

**Investment of Cash Collateral
for Securities Loaned--5.4%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $3,194,170)	3,194,170 d	**3,194,170**

Total Investments (cost $59,348,267)	105.3%	62,663,242
Liabilities, Less Cash and Receivables	(5.3%)	(3,150,336)
Net Assets	100.0%	59,512,906

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the portfolio's
      securities on loan is $3,019,381 and the total market value of the collateral held by the portfolio is $3,194,170.

c   Variable rate security--interest rate subject to periodic change.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Developing Leaders Portfolio
September 30, 2006 (Unaudited)

Common Stocks--99.8%	Shares	Value ($)
Commercial & Professional Services--7.3%		
Agilysys	201,400	2,827,656
Brightpoint	262,080 a,b	3,726,778
Cenveo	97,400 a,b	1,833,068
Consolidated Graphics	30,800 b	1,853,236
CRA International	29,200 a,b	1,391,672
IKON Office Solutions	458,500 a	6,162,240
Insight Enterprises	96,900 b	1,997,109
Kforce	205,600 b	2,452,808
LECG	48,800 b	915,488
MPS Group	220,500 a,b	3,331,755
Portfolio Recovery Associates	121,100 a,b	5,312,657
Resources Connection	95,700 a,b	2,563,803
Ritchie Brothers Auctioneers	44,200	2,369,562
Rush Enterprises, Cl. A	113,200 a,b	1,888,176
Spherion	450,700 b	3,222,505
Stamps.com	129,500 a,b	2,468,270
Viad	83,700	2,963,817
		47,280,600
Communications--1.7%		
Centennial Communications	171,100 a	911,963
Commonwealth Telephone Enterprises	90,600 a	3,735,438
CT Communications	215,400 a	4,678,488
Talk America Holdings	175,100 b	1,663,450
		10,989,339
Consumer Durables--.9%		
Avatar Holdings	11,600 a,b	685,096
Charles & Colvard	77,825 a	885,649
Ethan Allen Interiors	60,000 a	2,079,600
WMS Industries	65,800 b	1,922,018
		5,572,363
Consumer Non-Durables--1.6%		
Mannatech	211,000 a	3,738,920
USANA Health Sciences	148,000 a,b	6,599,320
		10,338,240
Consumer Services--5.0%		
Corinthian Colleges	261,600 b	2,827,896
Great Wolf Resorts	75,300 b	900,588
Jack in the Box	142,200 b	7,419,996
Jackson Hewitt Tax Service	39,300	1,179,393
Lakes Entertainment	59,500 a,b	574,770
Pinnacle Entertainment	210,400 a,b	5,916,448
Sinclair Broadcast Group, Cl. A	362,200	2,843,270
Six Flags	200,100 a,b	1,046,523
Sonic	99,800 a,b	2,256,478
Vail Resorts	113,700 a,b	4,550,274
World Wrestling Entertainment	146,700	2,410,281
		31,925,917
Electronic Technology--10.9%		
ADE	128,500 b	4,114,570
Aeroflex	382,300 a,b	3,930,044
American Science & Engineering	50,300 a,b	2,440,556

Broadwing	250,700 a,b	3,163,834
Ceradyne	54,000 a,b	2,218,860
Coherent	113,300 a,b	3,926,978
Exar	301,766 a,b	4,010,470
InterDigital Communications	190,400 a,b	6,492,640
Intevac	170,700 a,b	2,867,760
MIPS Technologies	231,000 b	1,559,250
Newport	125,000 b	2,037,500
OmniVision Technologies	276,900 a,b	3,951,363
Orbital Sciences	232,700 b	4,367,779
Power Integrations	217,300 b	4,259,080
Semtech	88,100 b	1,124,156
Silicon Image	493,100 b	6,272,232
SpectraLink	200,100	1,642,821
Trident Microsystems	241,900 b	5,626,594
Triumph Group	112,800 a	4,777,080
Vicor	131,000 a	1,511,740
		70,295,307
Energy Minerals--.6%		
Harvest Natural Resources	397,800 a,b	**4,117,230**
Finance--23.9%		
Arbor Realty Trust	130,400	3,333,024
Argonaut Group	52,400 b	1,625,972
BankUnited Financial, Cl. A	193,900 a	5,054,973
Boston Private Financial Holdings	194,300 a	5,417,084
Citizens Banking	136,500 a	3,584,490
Commerce Group	20,200	607,010
CompuCredit	144,600 a,b	4,368,366
Corus Bankshares	264,000 a	5,903,040
Deerfield Triarc Capital	110,500 a	1,448,655
Dollar Thrifty Automotive Group	39,800 a,b	1,773,886
Equity Inns	248,300 a	3,952,936
Equity One	199,800	4,789,206
Extra Space Storage	100,400	1,737,924
FelCor Lodging Trust	228,200	4,575,410
First Bancorp/Puerto Rico	200,900	2,221,954
First Community Bancorp/CA	37,700 a	2,109,315
First Midwest Bancorp/IL	122,900	4,656,681
First Niagara Financial Group	283,400	4,131,972
First Republic Bank/San Francisco, CA	47,800 a	2,034,368
FirstFed Financial	121,600 a,b	6,897,152
Fremont General	374,800 a	5,243,452
Getty Realty	97,400	2,851,872
Heritage Commerce	19,000 a	439,660
Highland Hospitality	79,000 a	1,132,070
HomeBanc/Atlanta, GA	236,800 a	1,456,320
Inland Real Estate	234,000 a	4,099,680
Innkeepers USA Trust	298,000 a	4,854,420
Knight Capital Group, Cl. A	414,800 b	7,549,360
LandAmerica Financial Group	51,200 a	3,368,448
LaSalle Hotel Properties	72,800	3,155,152
LTC Properties	50,600	1,227,050
MAF Bancorp	127,100 a	5,247,959
National Health Investors	45,300 a	1,283,349
National Retail Properties	177,100 a	3,825,360
Ocwen Financial	157,400 b	2,345,260
Ohio Casualty	155,200	4,015,024
Omega Healthcare Investors	282,200 a	4,235,822

Pacific Capital Bancorp	121,900	3,287,643
Phoenix Cos.	125,600	1,758,400
Ramco-Gershenson Properties	65,500 a	2,092,725
Republic Bancorp/MI	168,700	2,248,771
Spirit Finance	240,800	2,795,688
Sunterra	47,500 b	538,175
Texas Regional Bancshares, Cl. A	99,410	3,822,314
Trustco Bank NY	99,400 a	1,077,496
W Holding	261,600	1,546,056
Western Alliance Bancorp	65,800 a,b	2,164,820
Wilshire Bancorp	44,600 a	849,184
Wintrust Financial	69,900	3,505,485
Zenith National Insurance	29,400	1,172,766
		153,413,199
Health Care Technology--8.6%		
Alpharma, Cl. A	224,400	5,248,716
AngioDynamics	83,800 b	1,735,498
Aspect Medical Systems	232,900 a,b	3,975,603
AtheroGenics	118,300 a,b	1,558,011
BioMarin Pharmaceutical	153,700 b	2,187,151
Biosite	22,200 b	1,026,306
CNS	67,900	1,916,817
Exelixis	199,600 a,b	1,738,516
Geron	394,300 a,b	2,472,261
ICU Medical	41,000 b	1,864,680
Immucor	260,500 a,b	5,837,805
Impax Laboratories	191,300 b	1,256,841
IntraLase	132,700 b	2,615,517
Molecular Devices	53,500 b	989,215
Molina Healthcare	64,100 b	2,266,576
Myogen	98,600 b	3,458,888
NeuroMetrix	48,300 a,b	918,183
Palomar Medical Technologies	133,600 a,b	5,637,920
Progenics Pharmaceuticals	104,900 a,b	2,460,954
Renovis	96,300 a,b	1,325,088
Thoratec	153,600 a,b	2,397,696
United Therapeutics	52,200 b	2,742,588
		55,630,830
Industrial Services--2.4%		
Grey Wolf	637,500 b	4,258,500
Hornbeck Offshore Services	79,000 a,b	2,646,500
Trico Marine Services	141,700 b	4,782,375
W-H Energy Services	95,400 b	3,956,238
		15,643,613
Non-Energy Minerals--3.5%		
Chaparral Steel	64,000 b	2,179,840
Metal Management	138,900 a	3,866,976
NS Group	49,900 b	3,221,045
Olin	400,000	6,144,000
Steel Dynamics	99,300 a	5,009,685
Universal Forest Products	48,000	2,354,400
		22,775,946
Process Industries--5.1%		
AEP Industries	48,400 a,b	2,030,380
Chesapeake	37,600 a	538,056
Delta & Pine Land	161,200 a	6,528,600
GrafTech International	729,100 a,b	4,257,944
Headwaters	264,600 a,b	6,178,410

Myers Industries	163,400	2,777,800
Pioneer Cos.	115,000 b	2,818,650
Rogers	46,500 a,b	2,871,375
Spartech	188,400	5,043,468
		33,044,683
Producer Manufacturing--6.9%		
Actuant, Cl. A	117,400 a	5,881,740
American Woodmark	164,400 a	5,538,636
Dynamic Materials	113,500 a	3,679,670
Encore Wire	187,000 a,b	6,599,230
FreightCar America	44,200	2,342,600
Gardner Denver	30,800 b	1,018,864
Herman Miller	167,200 a	5,719,912
Lennox International	61,500	1,408,350
Regal-Beloit	33,900	1,474,650
Simpson Manufacturing	184,700 a	4,992,441
Steel Technologies	66,200	1,299,506
Wabtec	155,100	4,207,863
		44,163,462
Retail Trade--6.9%		
Charlotte Russe Holding	153,700 b	4,232,898
Conn's	169,300 a,b	3,533,291
Finish Line, Cl. A	325,400 a	4,106,548
Great Atlantic & Pacific Tea	154,100 a	3,710,728
Group 1 Automotive	77,300	3,857,270
Gymboree	142,300 b	6,002,214
Hibbett Sporting Goods	51,150 b	1,339,107
Kellwood	124,000	3,574,920
Men's Wearhouse	66,500 a	2,474,465
Sonic Automotive	179,400	4,142,346
Stein Mart	69,600	1,058,616
Talbots	167,200 a	4,556,200
Wild Oats Markets	116,600 b	1,885,422
		44,474,025
Technology Services--11.6%		
Albany Molecular Research	196,900 a,b	1,842,984
Ansoft	84,800 b	2,112,368
Apria Healthcare Group	132,400 a,b	2,613,576
Click Commerce	170,000 b	3,845,400
CSG Systems International	129,000 b	3,409,470
eCollege.com	169,200 a,b	2,705,508
InfoSpace	159,400 b	2,939,336
Intergraph	140,100 b	6,007,488
Internet Capital Group	201,800 b	1,907,010
Lawson Software	304,700 a,b	2,209,075
LHC Group	65,600 b	1,464,192
Magellan Health Services	150,300 b	6,402,780
Open Solutions	145,300 b	4,186,093
Per-Se Technologies	97,245 a,b	2,215,241
Quest Software	206,700 b	2,951,676
RealNetworks	538,000 b	5,708,180
SPSS	162,300 a,b	4,046,139
SYKES Enterprises	332,300 b	6,762,305
TriZetto Group	229,500 a,b	3,474,630
Tyler Technologies	124,100 b	1,604,613
United Online	142,600 a	1,736,868
Vignette	291,400 b	3,945,556
		74,090,488

Transportation--1.5%

Genesee & Wyoming, Cl. A	122,900 b	2,853,738
Mesa Air Group	227,100 a,b	1,762,296
Saia	158,400 b	5,163,840
		9,779,874

Utilities--1.4%

CH Energy Group	26,200 a	1,348,514
Laclede Group	51,500 a	1,652,120
New Jersey Resources	61,500 a	3,031,950
Vectren	118,200	3,173,670
		9,206,254

Total Common Stocks

(cost $643,929,727)		**642,741,370**

Other Investment--.6%

Registered Investment Company;
Dreyfus Institutional Preferred
    Plus Money Market Fund

(cost $3,866,000)	3,866,000 c	**3,866,000**

Investment of Cash Collateral
  for Securities Loaned--24.2%

Registered Investment Company;
Dreyfus Institutional Cash
    Advantage Fund

(cost $156,189,365)	156,189,365 c	**156,189,365**

Total Investments (cost $803,985,092)	**124.6%**	**802,796,735**
Liabilities, Less Cash and Receivables	**(24.6%)**	**(158,349,665)**
Net Assets	**100.0%**	**644,447,070**

a   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the portfolio's securities
      on loan is $147,631,167 and the total market value of the collateral held by the portfolio is $156,189,365.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Disciplined Stock Portfolio
September 30, 2006 (Unaudited)

Common Stocks--99.1%	Shares	Value ($)
Consumer Discretionary--9.4%		
Circuit City Stores	23,450	588,830
Coach	11,480 a	394,912
Fortune Brands	5,350	401,838
Hilton Hotels	32,010	891,478
Home Depot	18,610	674,985
J.C. Penney	8,410	575,160
McDonald's	32,900	1,287,048
Omnicom Group	12,020	1,125,072
Target	25,950	1,433,738
Walt Disney	26,880	830,860
Wyndham Worldwide	10,316 a	288,539
		8,492,460
Consumer Staples--8.3%		
Altria Group	37,520	2,872,156
Cadbury Schweppes, ADR	33,600	1,437,072
CVS	21,830	701,180
Kroger	48,630	1,125,298
PepsiCo	20,960	1,367,849
		7,503,555
Energy--10.6%		
Chesapeake Energy	20,510	594,380
Chevron	10,420	675,841
ConocoPhillips	29,450	1,753,158
ENSCO International	19,950	874,408
Exxon Mobil	13,580	911,218
Hess	11,730	485,857
Marathon Oil	12,190	937,411
Nabors Industries	24,430 a	726,793
National Oilwell Varco	15,400 a	901,670
Weatherford International	20,330 a	848,168
XTO Energy	19,710	830,382
		9,539,286
Exchange Traded Funds--1.0%		
Standard & Poor's Depository Receipts (Tr. Ser. 1)	6,754	**902,199**
Financial--19.9%		
Allstate	16,720	1,048,846
Ambac Financial Group	10,830	896,182
American International Group	12,321	816,389
Bank of America	49,980	2,677,429
Bank of New York	18,530	653,368
Chubb	17,040	885,398
Citigroup	32,190	1,598,877
E*TRADE FINANCIAL	26,680 a	638,186
Hartford Financial Services Group	9,780	848,415
JPMorgan Chase & Co.	43,190	2,028,202
Lehman Brothers Holdings	10,880	803,597
Merrill Lynch & Co.	11,460	896,401
MetLife	13,940	790,119
Morgan Stanley	23,670	1,725,780
PNC Financial Services Group	6,340	459,270

Realogy	9,232 a	209,382
U.S. Bancorp	28,050	931,821
		17,907,662
Health Care--14.6%		
AmerisourceBergen	18,610	841,172
Amgen	20,170 a	1,442,760
Baxter International	24,930	1,133,318
Becton, Dickinson & Co.	7,150	505,291
CIGNA	5,810	675,819
Fisher Scientific International	12,710 a	994,430
Novartis, ADR	11,840	691,930
Pfizer	35,264	1,000,087
Sanofi-Aventis, ADR	20,340	904,520
Schering-Plough	64,130	1,416,632
Thermo Electron	12,310 a	484,152
Universal Health Services, Cl. B	11,690	700,582
WellPoint	14,730 a	1,134,946
Wyeth	23,250	1,182,030
		13,107,669
Industrial--10.5%		
Eaton	13,370	920,525
Emerson Electric	10,950	918,267
General Electric	75,870	2,678,211
Goodrich	13,360	541,347
L-3 Communications Holdings	12,980	1,016,723
Textron	15,660	1,370,250
Tyco International	48,480	1,356,955
US Airways Group	13,890 a	615,744
		9,418,022
Information Technology--17.5%		
Accenture, Cl. A	28,670	909,126
Amphenol, Cl. A	12,550	777,222
Apple Computer	12,340 a	950,550
Autodesk	13,080 a	454,922
Cisco Systems	99,260 a	2,282,980
Cognizant Technology Solutions, Cl. A	6,810 a	504,349
Google, Cl. A	3,700 a	1,487,030
Hewlett-Packard	43,460	1,594,547
International Business Machines	24,520	2,009,169
Mettler-Toledo International	7,360 a	486,864
Microsoft	35,570	972,128
Motorola	38,520	963,000
National Semiconductor	33,910	797,902
Oracle	30,490 a	540,893
Texas Instruments	32,030	1,064,997
		15,795,679
Materials--2.3%		
Phelps Dodge	10,650	902,055
Rohm & Haas	14,480	685,628
Smurfit-Stone Container	13,150 a	147,280
Steel Dynamics	6,850	345,583
		2,080,546
Telecommunication Services--1.5%		
AT & T	40,790	**1,328,122**
Utilities--3.5%		
Constellation Energy Group	12,960	767,232
PG & E	26,270	1,094,146
Sempra Energy	25,660	1,289,415

		3,150,793
Total Common Stocks		
(cost $76,068,049)		**89,225,993**

Other Investment--.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $133,000)	133,000 b	**133,000**

Total Investments (cost $76,201,049)	**99.3%**	**89,358,993**
Cash and Receivables (Net)	**.7%**	**667,868**
Net Assets	**100.0%**	**90,026,861**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to
the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Growth And Income Portfolio
September 30, 2006 (Unaudited)

Common Stocks--97.4%	Shares	Value ($)
Consumer Discretionary--9.2%		
AutoZone	10,400 a	1,074,320
Best Buy	40,290	2,157,932
Comcast, Cl. A (Special)	56,200 a	2,068,722
Family Dollar Stores	19,314	564,741
Federated Department Stores	72,200	3,119,762
Harman International Industries	7,600	634,144
Harrah's Entertainment	17,800	1,182,454
Kohl's	9,000 a	584,280
Marriott International, Cl. A	37,000	1,429,680
Tiffany & Co.	72,960	2,422,272
Walt Disney	62,000	1,916,420
		17,154,727
Consumer Staples--16.6%		
Altria Group	31,694	2,426,176
Avon Products	66,600	2,041,956
Cadbury Schweppes, ADR	47,185	2,018,103
Colgate-Palmolive	58,900	3,657,690
Dean Foods	47,600 a	2,000,152
PepsiCo	44,800	2,923,648
Procter & Gamble	58,098	3,600,914
Safeway	111,300	3,377,955
SYSCO	32,900	1,100,505
Unilever (NY Shares)	37,626	923,342
Wal-Mart Stores	57,179	2,820,068
Walgreen	91,008	4,039,845
		30,930,354
Energy--4.1%		
Chevron	13,474	873,924
Exxon Mobil	67,200	4,509,120
Schlumberger	37,501	2,326,187
		7,709,231
Exchange Traded Funds--4.6%		
iShares Russell 1000 Growth Index Fund	53,717 b	2,795,970
NASDAQ-100 Index Trust Series 1	70,900 b	2,882,085
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	21,004 b	2,805,714
		8,483,769
Financial--11.4%		
Allstate	40,600	2,546,838
American International Group	21,383	1,416,837
Assurant	26,033 b	1,390,423
Bank of America	1	54
Charles Schwab	196,400	3,515,560
Goldman Sachs Group	13,762	2,328,117
JPMorgan Chase & Co.	61,600	2,892,736
Legg Mason	13,800	1,391,868
Morgan Stanley	26,742	1,949,759
SLM	27,900	1,450,242
State Street	21,200	1,322,880
TD Ameritrade Holding	55,300	1,042,405
		21,247,719

Health Care--13.2%

Allergan	12,169	1,370,351
Amgen	32,524 a	2,326,442
Beckman Coulter	18,600	1,070,616
Bristol-Myers Squibb	37,490	934,251
Genzyme	15,000 a	1,012,050
Intuitive Surgical	8,500 a	896,325
Johnson & Johnson	58,105	3,773,339
Medco Health Solutions	21,339 a	1,282,687
MedImmune	63,636 a	1,858,808
Pfizer	94,608	2,683,083
Schering-Plough	115,172	2,544,149
Wyeth	42,447	2,158,005
Zimmer Holdings	39,090 a	2,638,575
		24,548,681

Industrial--6.2%

AMR	41,000 a	948,740
Continental Airlines, Cl. B	37,500 a,b	1,061,625
Embraer - Empresa Brasileira de Aeronautica, ADR	28,300	1,111,341
General Electric	169,717	5,991,010
US Airways Group	15,900 a	704,847
Waste Management	44,013	1,614,397
		11,431,960

Information Technology--23.9%

Accenture, Cl. A	47,611	1,509,745
Adobe Systems	70,621 a	2,644,756
Agilent Technologies	26,600 a	869,554
Apple Computer	44,925 a	3,460,573
ASML Holding (New York Reg. Shares)	103,039 a	2,398,748
Autodesk	30,766 a	1,070,041
Automatic Data Processing	33,100	1,566,954
Broadcom, Cl. A	64,938 a	1,970,219
Cognos	31,800 a	1,160,700
Dell	38,600 a	881,624
Diebold	57,400 b	2,498,622
Electronic Arts	53,966 a	3,004,827
EMC/Massachusetts	81,889 a	981,030
Freescale Semiconductor, Cl. B	29,700 a	1,128,897
Hewlett-Packard	104,000	3,815,760
KLA-Tencor	20,724	921,596
Linear Technology	42,734	1,329,882
Microsoft	281,605	7,696,265
Oracle	102,102 a	1,811,290
Seagate Technology	70,131 a	1,619,325
Sun Microsystems	182,521 a	907,129
Texas Instruments	34,838	1,158,364
		44,405,901

Internet--2.5%

Google, Cl. A	9,140 a	3,673,366
Yahoo!	38,500 a	973,280
		4,646,646

Materials--1.1%

E.I. du Pont de Nemours & Co.	33,000	1,413,720
Nucor	12,828	634,858
		2,048,578

Telecommunications--4.6%

Cisco Systems	212,600 a	4,889,800
Motorola	56,022	1,400,550
Nokia, ADR	47,387	933,050
QUALCOMM	34,054	1,237,863
		8,461,263
Total Common Stocks		
(cost $168,353,798)		**181,068,829**

Other Investment--2.5%

Registered Investment Company;
Dreyfus Institutional Preferred
Plus Money Market Fund

(cost $4,669,000)	4,669,000 c	**4,669,000**

**Investment of Cash Collateral
for Securities Loaned--6.2%**

Registered Investment Company;
Dreyfus Institutional Cash
Advantage Fund

(cost $11,463,481)	11,463,481 c	**11,463,481**

Total Investments (cost $184,486,279)	**106.1%**	**197,201,310**
Liabilities, Less Cash and Receivables	**(6.1%)**	**(11,242,513)**
Net Assets	**100.0%**	**185,958,797**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At September 30, 2006 the total market value of the portfolio's
      securities on loan is $11,117,772 and the total market value of the collateral held by the portfolio is $11,463,481.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, International Equity Portfolio
September 30, 2006 (Unaudited)

Common Stocks--98.0%	Shares	Value ($)
Australia--1.4%		
ABC Learning Centres	89,200	416,281
Transurban Group	79,513	432,722
		849,003
Belgium--.9%		
KBC Groep	5,090	**536,057**
Brazil--7.6%		
All America Latina Logistica (Units)	101,237	786,840
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	13,275	602,419
Diagnosticos da America	32,254 a	608,174
Gafisa	38,098 a	491,469
Natura Cosmeticos	56,500	693,518
Petroleo Brasileiro, ADR (Preferred)	18,881	1,413,054
		4,595,474
Canada--1.2%		
Oncolytics Biotech	151,225 a	412,518
Paramount Resources, Cl. A	13,235 a	318,298
		730,816
France--10.7%		
Alcatel	35,322	431,345
AXA	10,864	400,625
Carrefour	15,037	950,180
L'Oreal	7,733	785,478
Sanofi-Aventis	8,328	741,364
Societe Generale	7,534	1,199,010
Total	16,018	1,051,168
Vivendi	26,433	952,965
		6,512,135
Germany--9.0%		
Comdirect Bank	48,957	524,596
Deutsche Boerse	5,648	849,440
Deutsche Post	13,907	364,701
Deutsche Postbank	8,002	607,318
Deutsche Wohnen	7,380	447,340
E.ON	9,648	1,145,651
Praktiker Bau- und Heimwerkermaerkte Holding, Cl. A	14,280	471,001
SAP	5,281	1,047,385
		5,457,432
Hong Kong--1.9%		
Esprit Holdings	67,000	607,590
Melco International Development	173,000	369,951
Shanghai Real Estate	870,000	194,309
		1,171,850
Indonesia--1.5%		
Astra International	344,000	465,269
Bank Central Asia	900,500	472,017
		937,286
Ireland--1.2%		
Irish Life & Permanent	29,833	**747,545**
Italy--2.3%		
ENI	23,879	707,666
UniCredito Italiano	79,585	660,533
		1,368,199

Japan--13.5%

Canon	15,100	787,570
Hakuhodo DY Holdings	4,800	313,348
Japan Tobacco	260	1,010,457
Kao	17,000	453,410
Misawa Homes Holdings	6,900 a	211,490
Mitsubishi UFJ Financial Group	55	707,845
Mizuho Financial Group	85	659,244
Mizuno	55,000	389,315
Murata Manufacturing	6,800	472,122
Nikko Cordial	50,500	585,792
NSD	14,900	606,824
Toyota Motor	25,700	1,397,011
Yamada Denki	6,500	651,624
		8,246,052

Malaysia--.6%

Bursa Malaysia	250,000	**386,388**

Netherlands--4.2%

ING Groep	8,908	391,866
Koninklijke Philips Electronics	14,242	499,728
Reed Elsevier	49,204	820,502
Royal Numico	18,767	844,844
		2,556,940

Norway--1.4%

Norsk Hydro	20,121	449,515
Statoil	17,161	405,746
		855,261

Russia--3.1%

LUKOIL, ADR	5,344	403,472
OAO Gazprom, ADR	17,026	737,226
Sistema JSFC, GDR	27,755	725,793
		1,866,491

Singapore--2.9%

DBS Group Holdings	50,000	604,534
Singapore Airlines	81,000	744,710
Singapore Post	609,000	387,336
		1,736,580

South Africa--.6%

MTN Group	48,300	**391,874**

South Korea--3.3%

KT & G, GDR	18,877 b	571,973
Samsung Electronics, GDR	2,769 b	971,919
Samsung Fire & Marine Insurance	3,150	484,385
		2,028,277

Sweden--1.6%

Telefonaktiebolaget LM Ericsson, Cl. B	274,317	**951,073**

Switzerland--9.8%

Nestle	4,906	1,710,392
Novartis	24,213	1,413,361
Roche Holding	7,898	1,365,383
UBS	16,171	967,208
Zurich Financial Services	2,148	527,725
		5,984,069

Thailand--3.1%

Advanced Info Service	183,800	440,357
Bank of Ayudhya	992,900	454,622
Banpu	106,400	413,534
Siam Commercial Bank	362,800	579,476

		1,887,989
United Kingdom--16.2%		
Anglo American	14,496	605,732
Barclays	48,696	614,181
BHP Billiton	44,660	770,536
British American Tobacco	28,372	766,656
Cable & Wireless	277,924	720,310
GlaxoSmithKline	51,712	1,376,050
ICAP	111,730	1,078,855
Imperial Tobacco Group	18,269	608,525
Prudential	42,303	525,237
Smith & Nephew	78,263	719,453
Standard Chartered	36,493	934,198
Tesco	75,520	508,754
Vodafone Group	293,373	671,139
		9,899,626
Total Common Stocks		
(cost $49,713,019)		**59,696,417**

Preferred Stocks--1.2%	Shares	Value ($)
Germany;		
Henkel		
(cost $463,908)	5,398	**753,588**

Total Investments (cost $50,176,927)	**99.2%**	**60,450,005**
Cash and Receivables (Net)	**.8%**	**492,598**
Net Assets	**100.0%**	**60,942,603**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These
     securities may be resold in transactions exempt from registration, normally to qualified institutional
     buyers. At September 30, 2006, these securities amounted to $1,543,892 or 2.5% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by
reference to the annual and semi-annual reports previously filed with the Securities and Exchange
Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, International Value Portfolio
September 30, 2006 (Unaudited)

Common Stocks--94.3%	Shares	Value ($)
Australia--3.2%		
Amcor	276,920	1,533,878
Coca-Cola Amatil	203,740	1,016,132
Insurance Australia Group	141,741	557,927
National Australia Bank	51,753	1,415,954
Qantas Airways	123,760	360,749
Tabcorp Holdings	117,670	1,371,110
		6,255,750
Belgium--.9%		
Fortis	44,950	**1,824,035**
Brazil--.6%		
Petroleo Brasileiro, ADR	12,170	1,020,211
Tele Norte Leste Participacoes, ADR	2,500	34,275
		1,054,486
Finland--1.1%		
M-real, Cl. B	117,120	592,594
Nokia	17,200	341,565
Nokia, ADR	6,220	122,472
UPM-Kymmene	47,188	1,121,385
		2,178,016
France--9.7%		
BNP Paribas	13,160	1,415,993
Carrefour	10,810	683,078
Credit Agricole	42,800	1,880,075
France Telecom	138,700	3,183,527
Lagardere	14,480	1,044,803
Peugeot	24,190	1,364,132
Sanofi-Aventis	31,800	2,830,856
Thomson	77,260	1,213,890
Total	52,320	3,433,457
Valeo	46,598	1,662,228
		18,712,039
Germany--8.8%		
Allianz	6,900	1,194,185
Deutsche Bank	11,140	1,348,105
Deutsche Post	135,430	3,551,558
Deutsche Telekom	99,010	1,573,199
E.ON	7,229	858,407
Hannover Rueckversicherung	43,300	1,820,773
Infineon Technologies	145,970 a	1,730,728
Medion	9,600	107,373
Metro	30,980	1,807,537
Siemens	35,050	3,058,392
		17,050,257
Greece--.7%		
Public Power	55,830	**1,345,162**
Hong Kong--.7%		
BOC Hong Kong Holdings	419,000	942,262
CITIC Pacific	116,500	358,889
		1,301,151
Ireland--1.3%		
Bank of Ireland	132,516	**2,592,912**
Italy--4.8%		
Enel	105,960	966,777
ENI	72,295	2,142,498
Mediaset	177,350	1,906,007

Saras	212,070	1,085,789
UniCredito Italiano	239,310	1,986,205
Unipol	342,750	1,148,540
		9,235,816
Japan--25.1%		
77 Bank	154,500	1,071,381
Aeon	74,500	1,826,150
Aiful	27,812	1,076,168
Ajinomoto	76,400	822,834
Astellas Pharma	35,700	1,435,799
Canon	25,559	1,333,080
Dentsu	688	1,869,929
Fuji Film Holdings	71,800	2,620,194
Funai Electric	13,500	1,272,215
Hino Motors	298,900	1,617,180
JS Group	61,700	1,290,369
Kao	73,500	1,960,332
Kuraray	68,200	758,772
Lawson	9,300	326,786
Mabuchi Motor	8,700	531,849
Matsumotokiyoshi	41,140	989,269
Minebea	67,400	368,658
Mitsubishi UFJ Financial Group	119	1,531,519
Mitsui Trust Holdings	77,800	885,341
Nippon Express	524,600	2,811,666
Nippon Paper Group	277	1,003,819
Nissan Motor	193,200	2,164,206
ORIX	1,870	516,959
Ricoh	91,300	1,816,646
Rinnai	26,000	744,084
Rohm	34,200	3,176,614
Sankyo	2,300	122,882
Sekisui Chemical	196,500	1,657,119
Sekisui House	126,000	1,906,456
SFCG	3,508	665,630
Shinsei Bank	262,000	1,597,223
Sumitomo Mitsui Financial Group	260	2,729,774
Takefuji	33,870	1,554,341
TDK	19,400	1,553,905
Toyoda Gosei	38,200	840,947
		48,450,096
Mexico--1.0%		
Coca-Cola Femsa, ADR	28,800	900,576
Telefonos de Mexico, ADR, Ser. L	37,872	968,766
		1,869,342
Netherlands--4.3%		
ABN AMRO Holding	67,799	1,977,446
Aegon	82,855	1,553,962
Heineken	4,139	189,319
Koninklijke Philips Electronics	58,850	2,064,948
Royal Dutch Shell, Cl. A	77,993	2,568,509
		8,354,184
Singapore--2.4%		
DBS Group Holdings	226,930	2,743,738
United Overseas Bank	193,000	1,981,045
		4,724,783
South Africa--.4%		
Nedbank Group	48,465	**712,776**
South Korea--1.5%		
Korea Electric Power, ADR	46,840	915,722
KT, ADR	39,500	848,065

SK Telecom, ADR	44,950	1,062,169
		2,825,956
Spain--2.0%		
Banco Santander Central Hispano	52,000	822,287
Gas Natural SDG	16,920	616,867
Repsol YPF	43,820	1,304,184
Repsol YPF, ADR	38,440	1,146,665
		3,890,003
Sweden--.5%		
Svenska Cellulosa, Cl. B	21,830	**1,001,198**
Switzerland--6.4%		
Ciba Specialty Chemicals	40,116	2,421,844
Clariant	57,660	779,189
Nestle	7,345	2,560,707
Novartis	42,510	2,481,393
Swiss Reinsurance	30,120	2,304,881
UBS	29,800	1,782,376
		12,330,390
Taiwan--.5%		
United Microelectronics, ADR	341,558	**1,051,998**
United Kingdom--18.4%		
Alliance Boots	3,773	54,718
Anglo American	43,593	1,821,583
BP	280,719	3,057,301
Cadbury Schweppes	118,110	1,256,494
Carnival	13,800	659,802
Centrica	303,160	1,845,154
Debenhams	233,880	795,446
Friends Provident	217,380	787,125
GlaxoSmithKline	140,460	3,737,625
HBOS	69,560	1,375,872
HSBC Holdings	149,450	2,725,343
Reed Elsevier	180,790	2,004,500
Rentokil Initial	613,200	1,681,060
Rio Tinto	15,680	741,472
Royal Bank of Scotland Group	112,503	3,871,589
Royal Dutch Shell, Cl. A	10,826	356,958
Smiths Group	110,870	1,859,978
Trinity Mirror	120,580	1,074,053
Unilever	126,935	3,128,316
Vodafone Group	1,166,565	2,668,709
		35,503,098
Total Common Stocks		
(cost $159,211,195)		**182,263,448**

Other Investment--2.8%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $5,415,000)	5,415,000 b	**5,415,000**
Total Investments (cost $164,626,195)	**97.1%**	**187,678,448**
Cash and Receivables (Net)	**2.9%**	**5,613,604**
Net Assets	**100.0%**	**193,292,052**

ADR - American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated
by reference to the annual and semi-annual reports previously filed with the Securities and
Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio
September 30, 2006 (Unaudited)

Bonds and Notes--96.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--.3%				
Lamar Media,				
Gtd. Notes	6.63	8/15/15	35,000	33,731
R.H. Donnelley Finance I,				
Gtd. Notes	10.88	12/15/12	39,000 a	43,095
				76,826
Aerospace & Defense--1.5%				
Alliant Techsystems,				
Gtd. Notes	6.75	4/1/16	30,000	29,625
Argo-Tech,				
Sr. Notes	9.25	6/1/11	78,000	81,510
DRS Technologies,				
Sr. Sub. Notes	6.88	11/1/13	29,000	28,783
L-3 Communications,				
Bonds	3.00	8/1/35	35,000 a	35,788
L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	100,000	97,750
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	75,000 b	77,625
				351,081
Agricultural--.2%				
Alliance One International,				
Gtd. Notes	11.00	5/15/12	55,000	**56,375**
Airlines--.3%				
United AirLines,				
Pass-Through Ctfs., Ser. 00-2	7.81	10/1/09	73,641 c	**78,842**
Automotive, Trucks & Parts--.8%				
Cooper-Standard Automotive,				
Gtd. Notes	8.38	12/15/14	35,000	25,900
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	110,000 b	112,200
United Components,				
Sr. Sub. Notes	9.38	6/15/13	48,000	47,760
				185,860
Banks--1.9%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	265,000	266,325
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	9.38	6/1/11	75,000	85,072
Shinsei Finance Cayman,				
Bonds	6.42	1/29/49	100,000 a,d	99,494
				450,891
Building & Construction--2.6%				
Beazer Homes USA,				
Gtd. Notes	6.88	7/15/15	125,000	113,750
D.R. Horton,				
Gtd. Notes	8.50	4/15/12	65,000	68,152
Goodman Global Holdings,				
Sr. Sub. Notes	7.88	12/15/12	29,000 b	27,767
Goodman Global Holdings,				
Sr. Notes, Ser. B	8.33	6/15/12	89,000 d	90,446

Nortek,				
Sr. Sub. Notes	8.50	9/1/14	85,000	80,750
Owens Corning,				
Notes	7.70	5/1/08	100,000 c	52,500
Scranton Products,				
Sr. Notes	10.50	7/1/13	65,000	66,463
Standard-Pacific,				
Sr. Notes	6.50	8/15/10	125,000	118,125
Texas Industries,				
Sr. Unscd. Notes	7.25	7/15/13	15,000	15,075
				633,028
Chemicals--5.3%				
Airgas,				
Sr. Sub. Notes	6.25	7/15/14	75,000	70,312
Huntsman,				
Gtd. Notes	11.63	10/15/10	14,000	15,540
Huntsman International,				
Gtd. Notes	9.88	3/1/09	17,000	17,808
Huntsman International,				
Gtd. Notes	10.13	7/1/09	239,000	243,780
Ineos Group Holdings,				
Sr. Sub. Notes	8.50	2/15/16	165,000 a	157,988
Lyondell Chemical,				
Gtd. Notes	8.00	9/15/14	80,000	81,400
Nalco,				
Sr. Sub. Notes	8.88	11/15/13	275,000 b	288,063
Nova Chemicals,				
Sr. Unscd. Notes	8.41	11/15/13	75,000 d	76,875
PQ,				
Gtd. Notes	7.50	2/15/13	20,000	19,100
Rhodia,				
Sr. Notes	10.25	6/1/10	170,000	191,250
Rockwood Specialties Group,				
Sr. Sub. Notes	10.63	5/15/11	70,000	75,250
Westlake Chemical,				
Gtd. Notes	6.63	1/15/16	40,000	38,200
				1,275,566
Commercial & Professional Services--1.9%				
Brickman Group,				
Gtd. Notes, Ser. B	11.75	12/15/09	62,000	66,495
Corrections Corp of America,				
Gtd. Notes	6.25	3/15/13	100,000	98,500
Education Management,				
Sr. Notes	8.75	6/1/14	60,000 a	60,900
Education Management,				
Sr. Sub. Notes	10.25	6/1/16	85,000 a	87,337
Hertz,				
Sr. Notes	8.88	1/1/14	65,000 a	68,413
Hertz,				
Sr. Sub. Notes	10.50	1/1/16	30,000 a,b	33,150
Williams Scotsman,				
Gtd. Notes	8.50	10/1/15	35,000	35,963
				450,758
Commercial Mortgage Pass-Through Ctfs.--.4%				
Global Signal Trust,				
Ser. 2006-1, Cl. F	7.04	2/15/36	95,000 a	**97,060**
Consumer Products--1.1%				
Chattem,				

Sr. Sub. Notes		7.00	3/1/14	95,000	92,269
Playtex Products,					
Gtd. Notes		9.38	6/1/11	160,000	168,000
					260,269
Diversified Financial Services--8.7%					
Basell AF SCA,					
Gtd. Notes		8.38	8/15/15	75,000 a,b	74,813
BCP Crystal US Holdings,					
Sr. Sub. Notes		9.63	6/15/14	155,000	168,950
CCM Merger,					
Notes		8.00	8/1/13	70,000 a	67,550
Consolidated Communications					
Illinois/Texas Holdings, Sr.					
Notes		9.75	4/1/12	65,000	68,900
E*TRADE FINANCIAL					
Sr. Notes		8.00	6/15/11	25,000	26,000
FCE Bank,					
Notes	EUR	4.38	9/30/09	185,000 d,e	223,356
FINOVA Group,					
Notes		7.50	11/15/09	134,640	38,372
Ford Motor Credit,					
Notes		5.63	10/1/08	120,000	115,172
Ford Motor Credit,					
Notes		6.19	9/28/07	50,000 d	49,556
Ford Motor Credit,					
Sr. Unscd. Notes		9.75	9/15/10	101,000 a,b	104,364
General Motors Acceptance					
International Finance, Gtd.					
Notes	EUR	4.38	10/31/07	120,000 e	151,539
GMAC,					
Notes		5.13	5/9/08	85,000 b	83,325
GMAC,					
Sr. Unsub. Notes	EUR	5.38	6/6/11	80,000 e	99,921
GMAC,					
Notes		6.13	1/22/08	90,000 b	89,432
GMAC,					
Notes		7.75	1/19/10	230,000	235,838
K & F Acquisition,					
Gtd. Notes		7.75	11/15/14	35,000	35,262
Kansas City Southern Railway,					
Gtd. Notes		7.50	6/15/09	35,000	35,175
Kaupthing Bank,					
Notes		7.13	5/19/16	275,000 a	289,579
Leucadia National,					
Sr. Notes		7.00	8/15/13	75,000	76,125
Stena AB,					
Sr. Notes		7.50	11/1/13	66,000 b	65,175
					2,098,404
Diversified Metals & Mining--1.9%					
Consol Energy,					
Gtd. Notes		7.88	3/1/12	98,000	101,430
CSN Islands IX,					
Gtd. Notes		10.50	1/15/15	85,000 a	99,025
Freeport-McMoRan Copper & Gold,					
Sr. Notes		6.88	2/1/14	90,000	89,325
Gibraltar Industries,					
Gtd. Notes, Ser. B		8.00	12/1/15	60,000	59,700
Southern Copper,					

Sr. Notes	6.38	7/27/15	100,000	100,235
				449,715

Electric Utilities--9.6%

AES,				
Sr. Notes	8.88	2/15/11	450,000	483,750
AES,				
Sr. Notes	9.38	9/15/10	75,000	81,375
Allegheny Energy Supply,				
Sr. Unscd. Bonds	8.25	4/15/12	346,000 a	378,870
Edison Mission Energy,				
Sr. Notes	7.50	6/15/13	80,000 a,b	81,200
FPL Energy National Wind,				
Scd. Bonds	6.13	3/25/19	136,780 a	133,324
Mirant Americas Generation,				
Sr. Notes	8.30	5/1/11	100,000	100,625
Mirant North America,				
Gtd. Notes	7.38	12/31/13	260,000 b	261,625
MSW Energy Holdings/Finance,				
Scd. Notes	8.50	9/1/10	85,000	87,975
MSW Energy Holdings II/Finance II,				
Gtd. Notes, Ser. B	7.38	9/1/10	40,000	40,200
Nevada Power,				
Mortgage Notes	6.50	4/15/12	32,000	33,147
Nevada Power,				
Mortgage Notes, Ser. A	8.25	6/1/11	70,000	77,414
NRG Energy,				
Gtd. Notes	7.25	2/1/14	70,000	69,650
Reliant Energy,				
Scd. Notes	9.25	7/15/10	163,000 b	169,928
Reliant Energy,				
Scd. Notes	9.50	7/15/13	85,000 b	88,613
Sierra Pacific Power,				
Mortgage Notes	6.25	4/15/12	50,000	51,208
Sierra Pacific Resources,				
Sr. Notes	8.63	3/15/14	119,000 b	129,081
TECO Energy,				
Sr. Notes	6.75	5/1/15	40,000	41,200
				2,309,185

Environmental Control--.5%

Allied Waste North America,				
Gtd. Notes, Ser. B	9.25	9/1/12	37,000	39,636
Geo Sub,				
Sr. Notes	11.00	5/15/12	56,000	57,960
WCA Waste,				
Sr. Notes	9.25	6/15/14	20,000 a	20,850
				118,446

Food & Beverages--2.4%

Agrilink Foods,				
Gtd. Notes	11.88	11/1/08	16,000	16,100
Dean Foods,				
Gtd. Notes	7.00	6/1/16	65,000	65,325
Del Monte,				
Sr. Sub. Notes	8.63	12/15/12	62,000	65,333
Dole Food,				
Sr. Notes	8.63	5/1/09	49,000	48,142
Dole Food,				
Debs.	8.75	7/15/13	46,000	43,240
Dole Food,				

Sr. Notes	8.88	3/15/11	32,000 b	30,800
Ingles Markets,				
Gtd. Notes	8.88	12/1/11	25,000	26,187
Smithfield Foods,				
Sr. Notes	7.00	8/1/11	60,000	60,750
Stater Brothers Holdings,				
Sr. Notes	8.13	6/15/12	170,000	171,700
Stater Brothers Holdings,				
Sr. Notes	8.89	6/15/10	50,000 d	50,750
				578,327
Health Care--3.6%				
Angiotech Pharmaceuticals,				
Sr. Sub. Notes	7.75	4/1/14	20,000 a	19,100
DaVita,				
Gtd. Notes	7.25	3/15/15	100,000 b	98,750
Extendicare Health Services,				
Gtd. Notes	9.50	7/1/10	40,000	42,150
Fresenius Finance,				
Gtd. Notes EUR	5.00	1/31/13	15,000 a,e	19,230
HCA,				
Sr. Notes	6.95	5/1/12	115,000	101,056
HCA,				
Notes	8.75	9/1/10	120,000	121,500
Psychiatric Solutions,				
Gtd. Notes	7.75	7/15/15	35,000	34,300
Tenet Healthcare,				
Sr. Notes	9.88	7/1/14	231,000 b	231,289
Triad Hospitals,				
Sr. Sub. Notes	7.00	11/15/13	201,000	196,226
				863,601
Lodging & Entertainment--9.0%				
AMC Entertainment,				
Sr. Sub. Notes	9.88	2/1/12	45,000	46,463
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	225,000 f	180,563
Gaylord Entertainment,				
Gtd. Notes	6.75	11/15/14	65,000	62,481
Isle of Capri Casinos,				
Sr. Sub. Notes	7.00	3/1/14	34,000	32,470
Isle of Capri Casinos,				
Gtd. Notes	9.00	3/15/12	57,000 b	59,778
Leslie's Poolmart,				
Sr. Notes	7.75	2/1/13	55,000	54,450
Mashantucket Western Pequot Tribe,				
Bonds	5.91	9/1/21	190,000 a	183,168
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	129,000 b	137,869
Mohegan Tribal Gaming Authority,				
Sr. Notes	6.13	2/15/13	170,000	167,025
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	6.38	7/15/09	157,000	156,608
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	8.00	4/1/12	85,000	88,400
Park Place Entertainment,				
Sr. Sub. Notes	7.88	3/15/10	79,000	82,555
Penn National Gaming,				
Sr. Sub. Notes	6.75	3/1/15	35,000 b	34,256
Penn National Gaming,				

Sr. Sub. Notes	6.88	12/1/11	80,000 b	80,800
Pokagon Gaming Authority,				
Sr. Notes	10.38	6/15/14	185,000 a	198,181
Resorts International Hotel and				
Casino, Gtd. Notes	11.50	3/15/09	30,000	31,200
Royal Caribbean Cruises,				
Sr. Notes	8.75	2/2/11	124,000	135,695
Scientific Games,				
Gtd. Notes	6.25	12/15/12	130,000	125,775
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	60,000	60,300
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	150,000	149,250
Wynn Las Vegas/Las Vegas Capital,				
First Mortgage Notes	6.63	12/1/14	85,000 b	82,875
				2,150,162
Machinery--2.8%				
Case New Holland,				
Gtd. Notes	9.25	8/1/11	209,000	222,585
Columbus McKinnon,				
Sr. Sub. Notes	8.88	11/1/13	40,000 b	41,100
Douglas Dynamics,				
Gtd. Notes	7.75	1/15/12	215,000 a	204,250
Terex,				
Gtd. Notes	7.38	1/15/14	190,000	191,900
				659,835
Manufacturing--1.5%				
Bombardier,				
Notes	6.30	5/1/14	100,000 a	90,250
J.B. Poindexter & Co.,				
Gtd. Notes	8.75	3/15/14	152,000	126,160
Polypore International,				
Sr. Discount Notes	10.50	10/1/12	131,000 f	94,975
RBS Global/Rexnord				
Sr. Sub Notes	11.75	8/1/16	50,000 a	51,750
				363,135
Media--5.0%				
Adelphia Communications,				
Sr. Notes, Ser. B	7.75	1/15/09	103,000 c	64,118
CCO Holdings/Capital,				
Sr. Notes	8.75	11/15/13	154,000	155,733
CSC Holdings,				
Sr. Notes	7.25	4/15/12	66,000 a	66,083
CSC Holdings,				
Sr. Notes, Ser. B	8.13	7/15/09	100,000	104,000
Dex Media East/Finance,				
Gtd. Notes	9.88	11/15/09	11,000	11,646
Dex Media East/Finance,				
Gtd. Notes	12.13	11/15/12	207,000	232,098
Dex Media West/Finance,				
Sr. Sub. Notes, Ser. B	9.88	8/15/13	153,000	166,005
Entercom Radio/Capital,				
Gtd. Notes	7.63	3/1/14	35,000	34,343
Kabel Deutschland,				
Gtd. Notes	10.63	7/1/14	87,000 a	93,743
LBI Media,				
Sr. Discount Notes	11.00	10/15/13	97,000 f	82,450
Lodgenet Entertainment,				

Sr. Sub. Debs.	9.50	6/15/13	28,000	30,100
Nexstar Finance Holdings,				
Sr. Discount Notes	11.38	4/1/13	63,000 f	52,920
Pegasus Communications,				
Sr. Notes, Ser. B	12.50	8/1/07	130,411 c	14,997
Radio One,				
Gtd. Notes, Ser. B	8.88	7/1/11	90,000	92,363
				1,200,599
Oil & Gas--8.3%				
ANR Pipeline,				
Notes	8.88	3/15/10	150,000	158,049
Chesapeake Energy,				
Gtd. Notes	7.63	7/15/13	20,000	20,525
Colorado Interstate Gas,				
Sr. Notes	5.95	3/15/15	75,000	72,099
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	130,000	132,925
El Paso,				
Sr. Notes	7.63	9/1/08	256,000	263,360
El Paso Production Holding,				
Gtd. Notes	7.75	6/1/13	109,000	111,998
Hanover Compressor,				
Gtd. Notes	8.63	12/15/10	66,000	68,970
Hanover Compressor,				
Sr. Notes	9.00	6/1/14	84,000	89,460
Hanover Equipment Trust,				
Scd. Notes, Ser. A	8.50	9/1/08	114,000	115,995
Hanover Equipment Trust,				
Scd. Notes, Ser. B	8.75	9/1/11	11,000 b	11,495
McMoRan Exploration,				
Sr. Notes	5.25	10/6/11	57,000 a	70,039
Northwest Pipeline,				
Gtd. Notes	8.13	3/1/10	155,000	161,975
Pogo Producing,				
Sr. Sub. Notes	6.63	3/15/15	135,000	129,600
Southern Natural Gas,				
Unsub. Notes	8.88	3/15/10	123,000	129,601
Whiting Petroleum,				
Sr. Sub. Notes	7.25	5/1/13	155,000	152,675
Williams Cos.,				
Notes	7.13	9/1/11	100,000	103,000
Williams Cos.,				
Notes	7.50	10/1/10	100,000 a,d	102,250
Williams Cos.,				
Notes	7.88	9/1/21	85,000 b	89,250
				1,983,266
Packaging & Containers--5.8%				
Berry Plastics Holding,				
Scd. Notes	8.88	9/15/14	35,000 a	35,350
Berry Plastics Holding,				
Scd. Notes	9.27	9/15/14	15,000 a,b,d	15,150
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	270,000	274,725
Crown Americas/Capital,				
Sr. Notes	7.75	11/15/15	255,000	259,463
Norampac,				
Sr. Notes	6.75	6/1/13	75,000	71,250
Owens Brockway Glass Container,				

Gtd. Notes	6.75	12/1/14	28,000	26,740
Owens Brockway Glass Container,				
Gtd. Notes	7.75	5/15/11	60,000 b	61,950
Owens Brockway Glass Container,				
Gtd. Notes	8.25	5/15/13	30,000	30,900
Owens Brockway Glass Container,				
Scd. Notes	8.75	11/15/12	9,000	9,540
Owens Brockway Glass Container,				
Gtd. Notes	8.88	2/15/09	44,000	45,430
Owens-Illinois,				
Debs.	7.80	5/15/18	175,000	167,125
Plastipak Holdings,				
Sr. Notes	8.50	12/15/15	150,000 a	152,250
Smurfit-Stone Container				
Enterprises, Sr. Notes	9.75	2/1/11	155,000 b	160,425
Solo Cup,				
Sr. Sub. Notes	8.50	2/15/14	90,000 b	78,188
				1,388,486
Paper & Forest Products--1.6%				
Appleton Papers,				
Sr. Sub. Notes, Ser. B	9.75	6/15/14	185,000	183,613
Buckeye Technologies,				
Sr. Notes	8.50	10/1/13	80,000	80,600
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	55,000	54,450
Temple-Inland,				
Bonds	6.63	1/15/18	55,000	57,629
				376,292
Property & Casualty Insurance--.4%				
Allmerica Financial Group,				
Debs.	7.63	10/15/25	100,000	**106,731**
Real Estate Investment Trusts--1.3%				
B.F. Saul Reit,				
Scd. Notes	7.50	3/1/14	150,000	153,000
Host Marriott,				
Sr. Notes, Ser. M	7.00	8/15/12	150,000 b	152,438
				305,438
Retail--1.3%				
Amerigas Partners,				
Sr. Unscd. Notes	7.25	5/20/15	80,000	80,100
Central European Distribution,				
Scd. Bonds EUR	8.00	7/25/12	50,000 a,e	68,636
Neiman-Marcus Group				
Gtd. Notes	9.00	10/15/15	40,000	42,700
Rite Aid,				
Scd. Notes	8.13	5/1/10	70,000	70,525
VICORP Restaurants,				
Sr. Notes	10.50	4/15/11	64,000	60,960
				322,921
State/Government General Obligations--1.5%				
Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	25,000	25,048
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	135,000	135,756
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				

Asset-Backed Bonds		6.50	6/1/23	195,000	193,918
					354,722
Technology--2.5%					
Dresser,					
Gtd. Notes		10.13	4/15/11	137,000	144,021
Fisher Scientific International,					
Sr. Sub. Notes		6.13	7/1/15	125,000	124,687
Freescale Semiconductor,					
Sr. Notes		6.88	7/15/11	160,000	169,200
Freescale Semiconductor,					
Sr. Notes		7.13	7/15/14	20,000	21,550
IMAX,					
Gtd. Notes		9.63	12/1/10	66,000 b	63,195
Sensata Technologies,					
Sr. Sub. Notes	EUR	9.00	5/1/16	50,000 a,e	63,669
Sungard Data Systems					
Gtd. Notes		9.97	8/15/13	20,000 d	20,850
					607,172
Telecommunications--9.0%					
American Tower,					
Sr. Notes		7.13	10/15/12	86,000	88,580
American Towers,					
Gtd. Notes		7.25	12/1/11	42,000	43,470
Hawaiian Telcom Communications,					
Gtd. Notes, Ser. B		10.79	5/1/13	75,000 d	77,062
Intelsat Bermuda,					
Sr. Notes		11.25	6/15/16	145,000 a	154,787
Intelsat Subsidiary Holding,					
Sr. Notes		8.25	1/15/13	105,000	106,838
Intelsat Subsidiary Holding,					
Gtd. Notes		10.48	1/15/12	85,000 d	86,594
Nordic Telephone Holdings,					
Sr. Notes	EUR	8.25	5/1/16	100,000 a,e	137,589
Nortel Networks,					
Gtd. Notes		10.75	7/15/16	15,000 a	16,125
PanAmSat,					
Gtd. Notes		9.00	6/15/16	20,000 a	20,700
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	8,000 d	8,120
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	42,000 d	42,630
Qwest,					
Sr. Notes		7.88	9/1/11	55,000	58,025
Qwest,					
Sr. Notes		8.64	6/15/13	50,000 d	53,750
Qwest Communications					
International, Gtd. Notes,					
Ser. B		7.50	2/15/14	255,000 b	256,913
Rogers Wireless,					
Scd. Notes		7.25	12/15/12	150,000	157,688
Rural Cellular,					
Sr. Notes		9.88	2/1/10	35,000	36,663
UbiquiTel Operating,					
Sr. Notes		9.88	3/1/11	86,000	93,740
US Unwired,					
Scd. Notes, Ser. B		10.00	6/15/12	142,000	156,910
Wind Acquisition Finance,					
Gtd. Bonds		10.75	12/1/15	35,000 a	38,806

Windstream,				
Sr. Notes	8.13	8/1/13	240,000 a	255,900
Windstream,				
Sr. Notes	8.63	8/1/16	240,000 a	258,000
				2,148,890
Textiles & Apparel--1.2%				
Invista,				
Notes	9.25	5/1/12	260,000 a	**276,250**
Transportation--1.8%				
CHC Helicopter,				
Sr. Sub. Notes	7.38	5/1/14	96,000	90,960
Gulfmark Offshore,				
Gtd. Notes	7.75	7/15/14	113,000	114,130
TFM,				
Gtd. Notes	10.25	6/15/07	214,000	219,885
				424,975
Total Bonds and Notes				
(cost $23,104,836)				**23,003,108**

Preferred Stocks--1.9%	Shares	Value ($)
Banks--.9%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	4,850	**226,131**
Media--1.0%		
ION Media Networks,		
Conv., Cum. $975	17 a	119,770
Spanish Broadcasting System,		
Ser. B, Cum. $107.515	98	109,343
		229,113
Total Preferred Stocks		
(cost $491,060)		**455,244**

Common Stocks--.4%		
Chemicals--.0%		
Huntsman	626 g	**11,393**
Machinery--.1%		
Terex	620 g	**28,036**
Oil & Gas--.3%		
Williams Cos.	2,111	**50,390**
Total Common Stocks		
(cost $96,743)		**89,819**

Investment of Cash Collateral for Securities Loaned--13.6%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $3,262,594)	3,262,594 h	**3,262,594**

Total Investments (cost $26,955,233)	**111.9%**	**26,810,765**
Liabilities, Less Cash and Receivables	**(11.9%)**	**(2,841,295)**
Net Assets	**100.0%**	**23,969,470**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $4,643,826 or 19.4% of net assets.

b All or a portion of these securities are on loan. At September 30, 2006, the total market value of the portfolio's securities on loan is $3,151,010 and the total market value of the collateral held by the portfolio is $3,262,594.

c   Non-income producing--security in default.

d   Variable rate security--interest rate subject to periodic change.

e   Principal amount stated in U.S. Dollars unless otherwise noted. EUR--Euro

f   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

g   Non-income producing security.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Money Market Portfolio

September 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--11.4%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	5,000,000 a	5,000,000
Union Bank of California, N.A.		
5.37%, 10/3/06	5,000,000	5,000,000
Washington Mutual Bank		
5.42%, 10/30/06	5,000,000	5,000,000
Wilmington Trust Co., DE		
5.47%, 10/6/06	5,000,000	5,000,012
Total Negotiable Bank Certificates of Deposit		
(cost $20,000,012)		**20,000,012**
Commercial Paper--82.5%		
Abbey National North America LLC		
5.35%, 10/2/06	4,000,000	3,999,406
Amstel Funding Corp.		
5.33%, 12/8/06	5,000,000 b	4,950,322
Barclays U.S. Funding Corp.		
5.35%, 11/10/06	5,000,000	4,970,667
Bear Stearns Cos. Inc.		
5.38%, 3/20/07	5,000,000	4,876,278
Beta Finance Inc.		
5.35%, 11/28/06	5,000,000 b	4,957,507
Canadian Imperial Bank of Commerce		
5.32%, 10/10/06	5,000,000	4,993,412
CC (USA) Inc.		
5.42%, 10/24/06	5,000,000 b	4,982,910
CIESCO LLC		
5.41%, 10/3/06	5,000,000 b	4,998,511
Citigroup Funding Inc.		
5.33%, 10/13/06	5,000,000	4,991,208
CRC Funding LLC		
5.33%, 12/8/06	5,000,000 b	4,950,322
Crown Point Capital Co. LLC		
5.38%, 3/16/07	5,961,000 b	5,816,969
Cullinan Finance Ltd.		
5.47%, 10/4/06	5,000,000 b	4,997,750
Daimler Chrysler Revolving Auto Conduit LLC		
5.33%, 12/8/06	5,000,000	4,950,322
Deutsche Bank Financial LLC		
5.34%, 10/2/06	4,000,000	3,999,407
Dexia Delaware LLC		
5.34%, 11/22/06	5,000,000	4,961,975
FCAR Owner Trust, Ser. II		
5.39%, 10/3/06	5,000,000	4,998,517
Gemini Securitization Corp., LLC		
5.41%, 10/3/06	5,000,000 b	4,998,511
General Electric Co.		

5.34%, 11/7/06	5,000,000	4,972,918
Govco Inc.		
5.43%, 10/30/06	5,000,000 b	4,978,411
Harrier Finance Funding Ltd.		
5.33%, 12/8/06	5,000,000 b	4,950,275
ING America Insurance Holdings Inc.		
5.46%, 10/12/06	2,000,000	1,996,706
K2 (USA) LLC		
5.35%, 11/10/06	5,000,000 b	4,970,667
Kredietbank N.A. Finance Corp.		
5.33%, 12/8/06	5,000,000	4,950,322
Links Finance LLC		
5.33%, 12/8/06	5,000,000 b	4,950,322
Mane Funding Corp.		
5.35%, 11/28/06	5,000,000 b	4,957,467
Premier Asset Collateralized Entity LLC		
5.35%, 11/20/06	5,000,000 b	4,963,333
Scaldis Capital Ltd.		
5.35%, 11/27/06	5,000,000 b	4,958,200
Sigma Finance Inc.		
5.33%, 11/30/06	5,000,000 b	4,956,167
Toyota Motor Credit Corp.		
5.34%, 11/20/06	5,000,000 b	4,963,437
Unicredit Delaware Inc.		
5.34%, 11/21/06	5,000,000	4,962,671
Total Commercial Paper		
(cost $144,924,890)		**144,924,890**

Corporate Notes--5.1%

General Electric Capital Corp.		
5.29%, 10/24/06	5,000,000 a	5,000,000
Wells Fargo & Co.		
5.32%, 10/3/06	4,000,000 a	4,000,000
Total Corporate Notes		
(cost $9,000,000)		**9,000,000**

Time Deposits--1.4%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)			
5.35%, 10/2/06			
(cost $2,500,000)	2,500,000		**2,500,000**
Total Investments (cost $176,424,902)	**100.4%**		**176,424,902**
Liabilities, Less Cash and Receivables	**(.4%)**		**(637,882)**
Net Assets	**100.0%**		**175,787,020**

a   Variable rate security--interest rate subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities
    amounted to $85,301,081 or 48.5% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Quality Bond Portfolio
September 30, 2006 (Unaudited)

Bonds and Notes--133.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.4%				
L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	115,000	112,412
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	415,000	429,525
Raytheon,				
Sr. Notes	5.50	11/15/12	210,000	212,092
				754,029
Agricultural--.5%				
Altria Group,				
Debs.	7.75	1/15/27	805,000	**977,411**
Airlines--.0%				
US Air,				
Enhanced Equip. Notes, Ser. CL C	8.93	10/15/09	270,471 a,b	**27**
Asset-Backed Ctfs./Auto Receivables--3.1%				
AmeriCredit Automobile Receivables				
Trust, Ser. 2005-DA, Cl. A2	4.75	11/6/08	360,545	360,386
Capital One Auto Finance Trust,				
Ser. 2005-C, Cl. A2	4.48	10/15/08	251,688	251,585
Capital One Prime Auto Receivables				
Trust, Ser. 2006-1, Cl. A1	4.87	3/15/07	70,591	70,625
Chase Manhattan Auto Owner Trust,				
Ser. 2005-B, Cl. A2	4.77	3/15/08	535,745	535,469
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	650,000	643,563
Nissan Auto Receivables Owner				
Trust, Ser. 2006-B, Cl. A1	5.08	5/15/07	180,135	180,300
WFS Financial Owner Trust,				
Ser. 2003-3, Cl. A4	3.25	5/20/11	3,560,687	3,516,863
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	325,000	321,653
				5,880,444
Asset-Backed Ctfs./Credit Cards--.5%				
Capital One Multi-Asset Execution				
Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	860,000	**855,004**
Asset-Backed Ctfs./Home Equity Loans--13.7%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.39	4/25/36	494,270 c	494,641
Accredited Mortgage Loan Trust,				
Ser. 2005-3, Cl. A2A	5.43	9/25/35	237,117 c	237,291
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	525,000 c	519,027
Bear Stearns Asset Backed				
Securities, Ser. 2005-HE3,				
Cl. 1A1	5.41	3/25/35	11,221 c	11,228
Bear Stearns Asset Backed				
Securities, Ser. 2005-HE4,				
Cl. 1A1	5.43	4/25/35	100,835 c	100,908
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	5.37	5/25/36	482,965 c	483,302
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.38	6/25/36	339,240 c	339,453
Centex Home Equity,				

Ser. 2005-D, Cl. AV1	5.44	10/25/35	206,242 c	206,394
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	950,000 c	949,971
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	855,000 c	854,991
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	1,827,772 c	1,830,698
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.44	12/25/25	957,436 c	958,036
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	6.20	5/25/34	185,000 c	186,112
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	561,541 c	558,856
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	5.43	8/25/35	205,928 c	206,050
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	582,557 c	580,317
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	802,366 c	798,837
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	198,980 c	198,419
First Franklin Mortgage Loan Asset Backed Certificates, Ser. 2005-FFH3, Cl. 2A1	5.46	9/25/35	185,991 c	186,123
First NLC Trust, Ser. 2005-3, Cl. AV2	5.56	12/25/35	525,000 c	525,531
GSAA Trust, Ser. 2006-7, Cl. AV1	5.41	3/25/46	705,486 c	705,932
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	446,338 c	446,643
Home Equity Asset Trust, Ser. 2005-5, Cl. 2A1	5.44	11/25/35	414,523 c	414,831
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	5.44	2/25/36	321,259 c	321,539
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	405,187 c	405,507
Home Equity Mortgage Trust, Ser. 2006-4, Cl. A1	5.67	11/25/36	1,301,023 c	1,304,035
J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.37	5/25/36	381,687 c	381,954
J.P. Morgan Mortgage Acquisition, Ser. 2005-FRE1, Cl. A2F1	5.38	10/25/35	373,492 c	372,024
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.37	4/25/36	306,819 c	307,012
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	5.44	7/25/35	160,144 c	160,271
Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1	5.38	4/25/36	473,390 c	473,687
Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A	5.42	5/25/35	98,827 c	98,820

Newcastle Mortgage Securities				
Trust, Ser. 2006-1, Cl. A1	5.40	3/25/36	820,324 c	821,004
Ownit Mortgage Loan Asset Backed				
Certificates, Ser. 2006-1,				
Cl. AF1	5.42	12/25/36	729,489 c	726,069
Ownit Mortgage Loan Asset Backed				
Certificates, Ser. 2005-2,				
Cl. A2A	5.44	3/25/36	14,898 c	14,898
Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	662,324 c	659,301
Renaissance Home Equity Loan				
Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	1,397,949 c	1,396,076
Renaissance Home Equity Loan				
Trust, Ser. 2006-2, Cl. M1	6.25	8/25/36	675,000 c	682,805
Residential Asset Mortgage				
Products, Ser. 2005-RS3,				
Cl. AIA1	5.43	3/25/35	56,612 c	56,650
Residential Asset Mortgage				
Products, Ser. 2005-RZ1, Cl. A1	5.43	4/25/35	145,842 c	145,952
Residential Asset Mortgage				
Products, Ser. 2005-EFC5,				
Cl. A1	5.43	10/25/35	473,630 c	474,004
Residential Asset Securities,				
Ser. 2006-EMX4, Cl. A1	5.37	6/25/36	571,530 c	571,933
Residential Asset Securities,				
Ser. 2006-EMX3, Cl. A1	5.39	4/25/36	490,182 c	490,557
Residential Asset Securities,				
Ser. 2005-EMX1, Cl. AI1	5.43	3/25/35	27,041 c	27,059
Residential Asset Securities,				
Ser. 2005-AHL2, Cl. A1	5.43	10/25/35	343,021 c	343,301
Residential Asset Securities,				
Ser. 2005-EMX3, Cl. AI1	5.44	9/25/35	341,420 c	341,689
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	182,792	178,384
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI2	5.50	3/25/36	140,000 c	139,894
Saxon Asset Securities Trust,				
Ser. 2004-2, Cl. AF2	4.15	8/25/35	1,555,880 c	1,542,727
Saxon Asset Securities Trust,				
Ser. 2005-3, Cl. A2A	5.45	11/25/35	179,381 c	179,512
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M3	5.83	5/25/35	225,000 c	222,998
Specialty Underwriting &				
Residential Finance,				
Ser. 2006-BC2, Cl. A2A	5.39	2/25/37	952,659 c	953,383
Specialty Underwriting &				
Residential Finance,				
Ser. 2005-BC1, Cl. A1A	5.44	12/25/35	37,048 c	37,073
Wells Fargo Home Equity Trust,				
Ser. 2006-1, Cl. A1	5.36	5/25/36	526,297 c	526,665
				26,150,374

Asset-Backed Ctfs./Manufactured Housing--.7%

Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	340,311	352,729
Origen Manufactured Housing,				
Ser. 2005-A, Cl. A1	4.06	7/15/13	335,381	333,595
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A1	5.25	2/15/14	639,210	637,089

				1,323,413
Automobile Manufacturers--.2%				
DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	175,000	170,172
DaimlerChrysler N.A. Holding,				
Gtd. Notes	8.50	1/18/31	180,000	214,518
				384,690
Automotive, Trucks & Parts--.1%				
Johnson Controls,				
Sr. Notes	5.25	1/15/11	110,000	**109,016**
Banks--7.6%				
Barclays Bank,				
Notes	5.93	12/15/49	465,000 c,d	464,284
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	260,000	261,300
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	565,000 c,d	542,620
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	6.38	12/1/15	500,000	515,778
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	8.00	3/15/09	140,000	146,542
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	270,000 c,d	276,378
Glitnir Banki,				
Bonds	7.45	9/14/49	210,000 c,d	215,859
HBOS Capital Funding,				
Bank Gtd. Notes	6.07	6/29/49	2,590,000 c,d,e	2,631,704
Landsbanki Islands,				
Notes	6.10	8/25/11	505,000 d	510,822
Manufacturers & Traders Trust,				
Sub. Notes	5.59	12/28/20	275,000 c	274,915
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	620,000	650,532
Northern Rock,				
Sub. Notes	5.60	4/30/49	535,000 c,d	520,269
Rabobank Capital Funding II,				
Bonds	5.26	12/31/49	1,385,000 c,d	1,357,462
Regions Financial,				
Sr. Notes	5.58	8/8/08	825,000 c	826,431
Resona Bank,				
Notes	5.85	9/30/49	475,000 c,d	465,215
Shinsei Finance Cayman,				
Bonds	6.42	1/29/49	475,000 c,d	472,598
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	525,000 d	514,478
Sumitomo Mitsui Banking,				
Notes	5.63	7/29/49	315,000 c,d	307,099
USB Capital IX,				
Gtd. Notes	6.19	4/15/42	585,000 c	592,221
Wachovia Bank N.A.,				
Sub. Notes	5.00	8/15/15	495,000	479,979
Washington Mutual,				
Sub. Notes	4.63	4/1/14	970,000	906,843
Washington Mutual,				
Notes	5.81	1/15/10	475,000 c	477,293
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	290,000	305,007
Zions Bancorporation,				
Sr. Unscd. Notes	5.63	4/15/08	365,000 c	365,237

Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	465,000	474,719
				14,555,585
Chemicals--.8%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	220,000	234,025
ICI Wilmington,				
Gtd. Notes	5.63	12/1/13	640,000	631,676
Lubrizol,				
Sr. Notes	4.63	10/1/09	445,000	436,842
Lubrizol,				
Sr. Notes	5.50	10/1/14	255,000 e	249,127
				1,551,670
Commercial & Professional Services--.7%				
Erac USA Finance,				
Bonds	5.60	5/1/15	310,000 d	307,011
Erac USA Finance,				
Notes	5.74	4/30/09	110,000 c,d	110,242
Erac USA Finance,				
Notes	7.95	12/15/09	210,000 d	225,534
R.R. Donnelley & Sons,				
Notes	4.95	4/1/14	680,000	612,830
				1,255,617
Commercial Mortgage Pass-Through Ctfs.--5.0%				
Banc of America Commercial				
Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	875,000	863,767
Bayview Commercial Asset Trust,				
Ser. 2006-SP1, Cl. A1	5.60	4/25/36	146,137 c,d	146,182
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	5.69	4/25/34	271,792 c,d	272,132
Bayview Commercial Asset Trust,				
Ser. 2003-1, Cl. A	5.91	8/25/33	194,952 c,d	195,419
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	5.91	12/25/33	260,723 c,d	261,538
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B2	6.80	7/25/36	476,708 c,d	476,633
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	8.33	11/25/35	137,290 c,d	139,469
Bayview Commercial Asset Trust,				
Ser. 2005-4A, Cl. B3	8.83	1/25/36	94,702 c,d	94,702
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	200,000	202,463
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. AAB	5.69	9/11/38	430,000 c	441,392
Calwest Industrial Trust,				
Ser. 2002-CALW, Cl. A	6.13	2/15/17	1,000,000 d	1,043,096
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2006-CD2,				
Cl. A2	5.41	1/15/46	340,000	342,975
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	5.52	5/15/23	425,000 c,d	425,403
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	240,000 d	239,506
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	340,000 d	343,991

Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	170,000 d	169,876
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	725,000	725,162
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	425,000 c	440,676
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	505,000	501,809
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	165,000 c	165,711
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	500,000	498,644
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,593,995 d	1,541,225
				9,531,771
Diversified Financial Services--7.7%				
American Express, Sub. Debs.	6.80	9/1/66	195,000 c	206,243
Ameriprise Financial, Jr. Sub. Bonds	7.52	6/1/66	465,000 c,e	499,608
Amvescap, Gtd. Notes	5.38	2/27/13	550,000	542,911
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	475,000	478,993
Boeing Capital, Sr. Notes	7.38	9/27/10	490,000	528,701
CIT Group, Sr. Notes	4.75	8/15/08	470,000	466,261
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	290,000 e	273,979
Credit Suisse USA, Sr. Notes	5.50	8/16/11	730,000	737,324
Glencore Funding, Gtd. Notes	6.00	4/15/14	675,000 d	649,730
Goldman Sachs Group, Notes	4.50	6/15/10	525,000	513,422
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	625,000 c	625,949
HSBC Finance, Notes	5.50	1/19/16	495,000	496,015
Jefferies Group, Sr. Notes	5.50	3/15/16	685,000	670,208
John Deere Capital, Sr. Notes, Ser. D	4.40	7/15/09	320,000	314,151
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	780,000 e	766,091
Kaupthing Bank, Notes	7.13	5/19/16	475,000 d	500,182
Lehman Brothers Holdings E-Capital Trust I, Notes	6.17	8/19/65	100,000 c	100,950
Lehman Brothers Holdings, Notes	5.50	4/4/16	155,000 e	154,710
MBNA, Notes	6.13	3/1/13	750,000	783,305
Mizuho JGB Investment, Bonds	9.87	12/29/49	425,000 c,d	455,376

Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,097,000	1,044,840
Morgan Stanley,				
Sr. Notes	5.55	2/9/09	475,000 c	475,864
MUFG Capital Finance I,				
Gtd. Bonds	6.35	7/29/49	310,000 c	312,106
Nuveen Investments,				
Sr. Notes	5.00	9/15/10	285,000	279,855
Residential Capital,				
Gtd. Notes	6.13	11/21/08	225,000	225,992
Residential Capital,				
Sr. Unscd. Notes	6.38	6/30/10	455,000 e	460,738
Residential Capital,				
Gtd. Notes	7.34	4/17/09	575,000 c,d	577,987
SLM,				
Notes, Ser. A	5.63	7/27/09	950,000 c	951,624
St. George Funding,				
Bonds	8.49	12/29/49	275,000 c,d	290,098
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	124,765 d	125,133
				14,508,346
Diversified Metals & Mining--.2%				
Southern Copper,				
Sr. Notes	7.50	7/27/35	280,000	**294,452**
Electric Utilities--2.6%				
American Electric Power,				
Sr. Notes	5.25	6/1/15	390,000	379,975
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	655,000	640,692
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	450,000	490,756
DTE Energy,				
Sr. Unsub. Notes	6.35	6/1/16	250,000	258,206
FirstEnergy,				
Notes, Ser. A	5.50	11/15/06	270,000	269,997
FirstEnergy,				
Notes, Ser. B	6.45	11/15/11	300,000	313,292
FPL Energy National Wind,				
Scd. Notes	5.61	3/10/24	92,446 d	90,864
FPL Group Capital,				
Gtd. Notes	5.63	9/1/11	950,000	962,157
Mirant North America,				
Gtd. Notes	7.38	12/31/13	230,000	231,437
National Grid,				
Notes	6.30	8/1/16	605,000	628,824
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	375,000	350,606
NiSource Finance,				
Gtd. Notes	5.97	11/23/09	260,000 c	260,169
				4,876,975
Environmental Control--.7%				
Republic Services,				
Sr. Notes	6.75	8/15/11	365,000	385,402
Waste Management,				
Gtd. Notes	6.88	5/15/09	270,000	280,684
Waste Management,				
Sr. Notes	7.00	7/15/28	525,000	576,422
				1,242,508
Food & Beverages--.5%				

H.J. Heinz,					
Notes		6.43	12/1/20	225,000 d	229,759
Safeway,					
Sr. Unscd. Notes		5.63	8/15/14	390,000	383,900
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	195,000	196,950
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	200,000	206,289
					1,016,898
Foreign/Governmental--4.5%					
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.87	6/16/08	660,000 c	650,958
Egyptian Treasury Bill,					
Notes		9.06	3/15/07	1,970,000 f	1,974,827
Export-Import Bank of Korea,					
Sr. Notes		4.50	8/12/09	575,000	563,086
Federal Republic of Brazil,					
Bonds	BRL	12.50	1/5/16	1,995,000 e,g	926,669
Mexican Bonos,					
Bonds, Ser. M	MXN	9.00	12/22/11	5,900,000 g	558,315
Poland Government Bond,					
Bonds, Ser. 0608	PLN	5.75	6/24/08	5,780,000 g	1,870,795
Republic of Argentina,					
Bonds		5.59	8/3/12	685,000 c	482,582
Republic of Peru,					
Notes		9.13	2/21/12	405,000	466,762
Republic of South Africa,					
Notes		9.13	5/19/09	470,000	511,713
United Mexican States,					
Notes		7.50	1/14/12	440,000	484,000
					8,489,707
Health Care--1.0%					
Coventry Health Care,					
Sr. Notes		5.88	1/15/12	160,000	159,547
Medco Health Solutions,					
Sr. Notes		7.25	8/15/13	155,000	168,463
Quest Diagnostics,					
Gtd. Notes		5.13	11/1/10	205,000	203,138
Teva Pharmaceutical Finance,					
Gtd. Notes		6.15	2/1/36	325,000	313,813
UnitedHealth Group,					
Sr. Unscd. Notes		5.38	3/15/16	500,000	495,607
WellPoint,					
Unscd. Notes		5.00	1/15/11	255,000	251,844
Wyeth,					
Notes		6.95	3/15/11	325,000	345,920
					1,938,332
Lodging & Entertainment--1.0%					
MGM Mirage,					
Gtd. Notes		6.00	10/1/09	205,000	203,463
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	250,000	267,188
Mohegan Tribal Gaming Authority,					
Sr. Notes		6.13	2/15/13	345,000 e	338,962
Resorts International Hotel and					
Casino, First Mortgage Notes		11.50	3/15/09	560,000 d	582,400
Station Casinos,					
Sr. Notes		6.00	4/1/12	450,000	436,500

				1,828,513
Machinery--.1%				
Terex,				
Gtd. Notes	7.38	1/15/14	240,000	**242,400**
Media--1.1%				
AOL Time Warner,				
Gtd. Notes	6.75	4/15/11	480,000	502,511
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	510,000	527,259
Comcast,				
Gtd. Notes	5.50	3/15/11	530,000	533,217
News America Holdings,				
Debs.	7.70	10/30/25	425,000	471,293
				2,034,280
Oil & Gas--.9%				
Chesapeake Energy,				
Gtd. Notes	7.63	7/15/13	120,000	123,150
Enterprise Products Operating,				
Sr. Notes, Ser. B	5.60	10/15/14	810,000	793,856
Hess,				
Unscd. Notes	6.65	8/15/11	470,000	493,669
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	365,000 d,e	357,061
				1,767,736
Packaging & Containers--.6%				
Ball,				
Gtd. Notes	6.88	12/15/12	120,000	121,500
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	325,000	330,687
Crown Americas/Capital,				
Sr. Notes	7.75	11/15/15	185,000	188,238
Sealed Air,				
Notes	5.63	7/15/13	505,000 d	497,590
				1,138,015
Paper & Forest Products--.8%				
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	415,000	410,850
Sappi Papier Holding,				
Gtd. Notes	6.75	6/15/12	145,000 d	139,312
Temple-Inland,				
Bonds	6.63	1/15/18	400,000	419,122
Westvaco,				
Unscd. Debs.	7.95	2/15/31	250,000	276,137
Weyerhaeuser,				
Unscd. Debs.	7.13	7/15/23	245,000	246,814
				1,492,235
Property & Casualty Insurance--3.1%				
Ace Capital Trust II,				
Gtd. Bonds	9.70	4/1/30	225,000	300,974
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	550,000	558,959
American International Group,				
Sr. Notes	5.05	10/1/15	270,000	263,602
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	300,000	344,798
Assurant,				
Sr. Notes	6.75	2/15/34	400,000	423,568
Chubb,				
Sr. Notes	5.47	8/16/08	950,000	952,661

Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	450,000	452,457
ING Groep,				
Bonds	5.78	12/29/49	400,000 c	395,406
Lincoln National,				
Bonds	7.00	5/17/66	465,000 c,e	487,898
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	1,050,000	1,018,296
Nippon Life Insurance,				
Notes	4.88	8/9/10	475,000 d	466,021
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	205,000	206,307
				5,870,947
Real Estate Investment Trusts--4.8%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	525,000	514,823
Arden Realty,				
Notes	5.25	3/1/15	350,000	349,607
Boston Properties,				
Sr. Notes	5.00	6/1/15	470,000	449,207
Brandywine Operating Partnership,				
Gtd. Notes	5.96	4/1/09	350,000 c	350,639
Commercial Net Realty,				
Sr. Unscd. Notes	6.15	12/15/15	210,000	213,668
Duke Realty,				
Notes	3.50	11/1/07	520,000	509,437
Duke Realty,				
Sr. Notes	5.88	8/15/12	1,250,000	1,276,654
EOP Operating,				
Sr. Notes	7.00	7/15/11	595,000	630,481
ERP Operating,				
Notes	5.13	3/15/16	350,000	338,725
ERP Operating,				
Notes	5.25	9/15/14	85,000	83,652
ERP Operating,				
Unscd. Notes	5.38	8/1/16	145,000 e	142,912
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	325,000	324,687
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	100,000	102,632
Healthcare Realty Trust,				
Sr. Notes	5.13	4/1/14	475,000	453,229
HRPT Properties Trust,				
Sr. Unscd. Notes	5.99	3/16/11	475,000 c	476,247
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	225,000	221,404
Mack-Cali Realty,				
Notes	5.25	1/15/12	400,000	393,994
Mack-Cali Realty,				
Bonds	5.80	1/15/16	400,000	401,525
Regency Centers,				
Gtd. Notes	5.25	8/1/15	145,000	140,917
Simon Property Group,				
Notes	4.88	8/15/10	550,000	541,053
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	150,000	152,334
Socgen Real Estate,				
Bonds	7.64	12/29/49	935,000 c,d	955,318
				9,023,145

Residential Mortgage Pass-Through Ctfs.--4.0%

Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. B2	7.03	4/25/36	120,413 c,d	120,564
Chaseflex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	441,543 c	441,491
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	520,099 c	515,496
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	950,000 c	931,690
Citigroup Mortgage Loan Trust,				
Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	307,085 c	306,261
Countrywide Alternative Loan				
Trust, Ser. 2005-J4, Cl. 2A1B	5.45	7/25/35	112,773 c	112,828
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	2,398,126	2,416,697
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.68	5/25/36	286,935 c	287,615
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.07	6/25/36	69,977 c	70,404
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25 Cl. 4A2	6.21	9/25/36	979,873 c	991,332
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	425,000 c	415,287
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	475,000 c	467,296
Washington Mutual,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	575,000 c	565,421
				7,642,382

Retail--.2%

CVS,				
Sr. Unscd. Notes	5.75	8/15/11	155,000	157,183
Yum! Brands,				
Sr. Notes	6.25	4/15/16	140,000	144,611
				301,794

State/Government General Obligations--1.6%

Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	400,000	400,764
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	1,425,000	1,432,980
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.43	6/1/34	375,000 c	375,026
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	740,000	735,893
				2,944,663

Technology--.3%

Freescale Semiconductor,				
Sr. Notes	6.88	7/15/11	110,000	116,325
Hewlett-Packard,				
Sr. Unscd. Notes	5.52	5/22/09	390,000 c	390,709
				507,034

Telecommunications--3.4%

AT & T,				
Notes	5.50	5/15/08	380,000 c	380,411
AT & T,				

Sr. Notes		7.30	11/15/11	440,000	477,419
AT & T Wireless,					
Sr. Notes		8.75	3/1/31	235,000	301,292
Deutsche Telekom International					
Finance, Gtd. Bonds		8.25	6/15/30	400,000	490,088
France Telecom,					
Notes		8.50	3/1/31	370,000	484,189
KPN,					
Sr. Unsub. Bonds		8.38	10/1/30	820,000	942,663
Nextel Communications,					
Sr. Notes, Ser. F		5.95	3/15/14	280,000	274,266
Nextel Partners,					
Sr. Notes		8.13	7/1/11	245,000	258,475
Nordic Telephone Holdings,					
Sr. Notes	EUR	8.25	5/1/16	180,000 d,g	247,660
Sprint Capital,					
Gtd. Notes		8.75	3/15/32	800,000	978,390
Telefonica Emisiones,					
Gtd. Notes		5.98	6/20/11	375,000	382,500
Verizon Communications,					
Sr. Notes		5.54	8/15/07	320,000 c	320,310
Verizon Global Funding,					
Sr. Notes		5.85	9/15/35	200,000	189,067
Verizon Global Funding,					
Notes		7.75	6/15/32	110,000	126,426
Windstream,					
Sr. Notes		8.13	8/1/13	360,000 d	383,850
Windstream,					
Sr. Notes		8.63	8/1/16	115,000 d,e	123,625
					6,360,631
Textiles & Apparel--.2%					
Mohawk Industries,					
Sr. Unscd. Notes		5.75	1/15/11	400,000	**398,688**
Transportation--.2%					
Ryder System,					
Notes		5.00	6/15/12	325,000	**313,149**
U.S. Government Agencies/Mortgage-Backed--39.2%					
Federal Home Loan Mortgage Corp:					
3.50%, 9/1/10				184,385	175,914
Multiclass Mortgage					
Participation Ctfs., REMIC,					
Ser. 2586, Cl. WE, 4.00%,					
12/15/32				907,631	845,280
Multiclass Mortgage					
(Interest Only Obligation)					
Participation Ctfs. REMIC,					
Ser. 2764, Cl. IT, 5.00%,				7,390,400 h	1,142,897
Federal National Mortgage Association:					
4.50%				5,475,000 i	5,283,375
5.00%				21,125,000 i	20,506,375
5.50%				20,480,000 i	20,328,956
6.00%				15,175,000 i	15,326,276
4.00%, 5/1/10				962,233	930,653
5.50%, 9/1/34				388,927	384,030
7.00%, 6/1/29 - 9/1/29				139,181	143,575
Government National Mortgage Association I:					
5.50%, 4/15/33 - 3/15/34				3,200,331	3,183,115
8.00%, 9/15/08				11,687	11,687
Ser. 2005-90, Cl. A, 3.76%,					

9/16/28	810,369		784,147
Ser. 2005-29, Cl. A, 4.02%,			
7/16/27	489,109		475,923
Ser. 2006-6, Cl. A, 4.05%,			
10/16/23	118,125		115,559
Ser. 2006-3, Cl. A, 4.21%,			
1/16/28	983,527		961,335
Ser. 2006-5, Cl. A, 4.24%,			
7/16/29	712,835		697,001
Ser. 2005-32, Cl. B, 4.39%,			
8/16/30	675,000		662,384
Ser. 2006-55, Cl. A, 4.43%,			
1/16/30	870,000		848,522
Ser. 2005-87, Cl. A, 4.45%,			
3/16/25	560,973		551,546
Ser. 2004-39, Cl. LC,			
5.50%, 12/20/29	1,000,000		1,003,352
Government National Mortgage Association II			
7.00%, 9/20/28 - 7/20/29	22,450		23,112
			74,385,014
U.S. Government Securities--21.2%			
U.S. Treasury Bonds,			
4.50%, 2/15/36	3,265,000	e,j	3,129,555
U.S. Treasury Inflation Protected Securities:			
2.00%, 1/15/16	1,937,628	k	1,893,437
3.00%, 7/15/12	5,726,402	k	5,944,772
U.S. Treasury Notes:			
2.50%, 9/30/06	150,000	l	150,000
3.00%, 12/31/06	150,000		149,279
3.63%, 4/30/07	150,000	e	148,863
4.38%, 12/31/07	300,000	e	298,325
4.50%, 9/30/11	1,185,000	j	1,180,835
4.50%, 2/15/16	425,000	e	420,866
4.63%, 2/29/08	430,000	e	429,093
4.63%, 8/31/11	150,000	e	150,211
4.88%, 8/15/16	12,150,000	e,j	12,383,511
5.13%, 6/30/08	13,745,000	e	13,837,353
5.13%, 5/15/16	195,000	e	202,343
			40,318,443
Total Bonds and Notes			
(cost $253,089,773)			**252,265,338**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Options		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @ 5.75		
(cost $37,620)	38,000,000	**2,600**

Other Investment--6.9%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $13,108,000)	13,108,000	m	**13,108,000**

Investment of Cash Collateral for Securities Loaned--12.5%

Registered Investment Company;

Dreyfus Institutional Cash Advantage Fund (cost $23,615,196)	23,615,196 m	**23,615,196**
Total Investments (cost $289,850,589)	**152.6%**	**288,991,134**
Liabilities, Less Cash and Receivables	**(52.6%)**	**(99,655,047)**
Net Assets	**100.0%**	**189,336,087**

a   Non-income producing--security in default.

b   The value of this security has been determined in good faith under the direction of the Board of Trustees.

c   Variable rate security--interest rate subject to periodic change.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may
     be resold in transactions exempt from registration, normally to qualified institutional buyers. At September
     30, 2006, these securities amounted to $21,063,278 or 11.1% of net assets.

e   All or a portion of these securities are on loan. At September 30, 2006, the total market value of the portfolio's
     securities on loan is $22,829,946 and the total market value of the collateral held by the portfolio is $23,615,196.

f   Credit Linked Notes.

g   Principal amount stated in U.S. Dollars unless otherwise noted.
     BRL--Brazilian Real
     EUR--Euro
     MXN--Mexican New Peso
     PLN--Polish Zloty

h   Notional face amount shown.

i   Purchased on a forward commitment basis.

j   Purchased on a delayed delivery basis.

k   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

l   All or partially held by a broker as collateral for open financial futures positions.

m   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2006 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	64	13,088,000	December 2006	27,000
U.S. Treasury 5 year Notes	117	12,345,328	December 2006	80,909
Financial Futures Short				
U.S. Treasury 10 year Notes	227	(24,530,188)	December 2006	(204,390)
U.S. Treasury 30 year Bonds	17	(1,910,906)	December 2006	(34,266)
				(130,747)

STATEMENT OF INVESTMENTS
Dreyfus Variable Investment Fund, Small Company Stock Portfolio
September 30, 2006 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Consumer Discretionary--16.7%		
99 Cents Only Stores	31,100 a	367,913
Children's Place Retail Stores	10,700 a	685,121
Circuit City Stores	16,100	404,271
Coldwater Creek	20,985 a	603,529
Dick's Sporting Goods	11,080 a,b	504,361
Domino's Pizza	13,600	348,840
GameStop, Cl. A	10,470 a,b	484,552
Life Time Fitness	8,900 a	411,981
Nautilus	12,500 b	171,875
Panera Bread, Cl. A	2,610 a	152,032
Penn National Gaming	9,100 a	332,332
PEP Boys-Manny Moe & Jack	31,700	407,345
Pinnacle Entertainment	11,900 a	334,628
Pool	3,800 b	146,300
Ruth's Chris Steak House	18,600 a	350,052
Scientific Games, Cl. A	7,400 a	235,320
True Religion Apparel	17,100 a,b	360,981
Tween Brands	5,500 a	206,800
Under Armour, Cl. A	10,900 b	436,218
		6,944,451
Consumer Staples--4.8%		
Cott	13,400 a	230,078
Flowers Foods	11,400	306,432
Hain Celestial Group	7,800 a	199,368
Hansen Natural	14,000 a	454,720
Jones Soda	22,400 a,b	200,480
Performance Food Group	14,280 a	401,125
Sanderson Farms	6,900	223,284
		2,015,487
Energy--5.8%		
Cabot Oil & Gas	4,300	206,099
Cimarex Energy	7,540	265,333
Frontier Oil	9,140	242,941
Helix Energy Solutions Group	6,040 a	201,736
Lone Star Technologies	4,200 a	203,196
Oceaneering International	4,400 a	135,520
St. Mary Land & Exploration	9,930	364,530
Tetra Technologies	5,300 a	128,048
Unit	3,710 a	170,549
Veritas DGC	6,100 a	401,502
W-H Energy Services	2,600 a	107,822
		2,427,276
Exchange Traded Funds--.7%		
Biotech HOLDRs Trust	1,700 b	**314,024**
Financial--16.0%		
AmerUs Group	3,140	213,551
Apollo Investment	18,786	385,301
Bank of Hawaii	7,100	341,936
Corus Bankshares	13,800	308,568
Cullen/Frost Bankers	4,320	249,782
East West Bancorp	3,990	158,044

Equity Inns	33,520	533,638
FelCor Lodging Trust	20,120	403,406
First Bancorp/Puerto Rico	31,690	350,491
First Midwest Bancorp/IL	5,640	213,700
International Securities Exchange, Cl. A	5,600 b	262,584
Investment Technology Group	3,700 a	165,575
Max Re Capital	5,920	135,923
Montpelier Re Holdings	21,300 b	413,007
Philadelphia Consolidated Holding	10,510 a	418,088
Phoenix Cos.	12,260	171,640
Sunstone Hotel Investors	18,430	547,740
SVB Financial Group	4,290 a	191,506
U-Store-It Trust	10,180	218,463
UCBH Holdings	25,100 b	438,246
Whitney Holding	10,170	363,781
Wintrust Financial	3,570	179,035
		6,664,005
Health Care--11.2%		
Advanced Medical Optics	7,600 a	300,580
AMN Healthcare Services	17,200 a	408,500
Cerner	3,360 a,b	152,544
Chemed	2,100	67,746
Cooper Cos.	2,690	143,915
Cytyc	12,600 a	308,448
FoxHollow Technologies	6,300 a	215,397
IDEXX Laboratories	6,000 a	546,840
inVentiv Health	15,880 a	508,636
Merit Medical Systems	1 a	14
Myogen	7,200 a	252,576
Pediatrix Medical Group	3,600 a	164,160
Pharmaceutical Product Development	6,620	236,268
Psychiatric Solutions	11,120 a	379,081
Resmed	5,140 a	206,885
Respironics	10,860 a	419,304
Sierra Health Services	4,420 a	167,253
Sunrise Senior Living	6,100 a	182,207
		4,660,354
Industrial--15.0%		
Actuant, Cl. A	6,930	347,193
Armor Holdings	5,560 a	318,755
Clean Harbors	8,400 a,b	365,820
Continental Airlines, Cl. B	18,700 a	529,397
Corrections Corp. of America	11,200 a	484,400
DRS Technologies	4,100	179,047
ESCO Technologies	4,600	211,784
Hexcel	10,300 a	145,745
IDEX	3,900	167,895
Kansas City Southern	6,060 a	165,499
Landstar System	4,570	195,139
Manitowoc	6,300	282,177
NCI Building Systems	5,500 a	319,935
Oshkosh Truck	5,870	296,259
Pacer International	11,930	331,177
Quanta Services	17,580 a,b	296,399
SkyWest	7,700	188,804
Teledyne Technologies	9,400 a	372,240
URS	7,890 a	306,842
Wabtec	11,400	309,282

Watsco	3,590	165,176
WESCO International	4,450 a	258,233
		6,237,198
Information Technology--16.7%		
ANSYS	5,700 a	251,826
aQuantive	9,100 a,b	214,942
Axcelis Technologies	49,880 a	352,153
BearingPoint	25,600 a,b	201,216
Benchmark Electronics	13,300 a	357,504
CommScope	12,640 a,b	415,350
Electronics for Imaging	18,090 a	413,899
Factset Research Systems	2,815	136,725
FLIR Systems	15,700 a,b	426,412
Gevity HR	7,900	179,962
Itron	6,000 a,b	334,800
j2 Global Communications	8,200 a	222,794
JDS Uniphase	124,750 a,b	273,203
ManTech International, Cl. A	7,200 a	237,672
Micros Systems	2,670 a	130,616
Microsemi	5,020 a	94,627
NetLogic Microsystems	6,900 a,b	175,053
Polycom	10,900 a	267,377
Rackable Systems	4,000 a	109,480
Rudolph Technologies	15,500 a	284,115
Sonus Networks	80,600 a,b	423,956
Trimble Navigation	4,600 a	216,568
ValueClick	12,600 a	233,604
Varian Semiconductor Equipment		
Associates	18,865 a	692,345
Wright Express	13,500 a	324,810
		6,971,009
Materials--5.0%		
Airgas	7,600	274,892
AK Steel Holding	23,800 a	288,932
Carpenter Technology	2,000	215,020
Cleveland-Cliffs	2,920	111,281
Compass Minerals International	7,900	223,649
Nalco Holding	25,700 a	475,964
RTI International Metals	6,600 a,b	287,628
Texas Industries	4,300	223,858
		2,101,224
Telecommunication Services--1.9%		
Alaska Communications Systems Group	20,840	276,547
SBA Communications, Cl. A	20,800 a	506,064
		782,611
Utilities--5.1%		
Dynegy, Cl. A	77,200 a	427,688
Energen	6,030	252,476
New Jersey Resources	6,200	305,660
OGE Energy	15,280	551,761
UGI	24,300	594,135
		2,131,720
Total Common Stocks		
(cost $35,858,934)		**41,249,359**

Other Investment--7.1%

Registered Investment Company;

Dreyfus Institutional Preferred

Plus Money Market Fund		
(cost $2,953,000)	2,953,000 c	**2,953,000**

**Investment of Cash Collateral
  for Securities Loaned--14.6%**

Registered Investment Company;

Dreyfus Institutional Cash
  Advantage Plus Fund

(cost $6,078,124)	6,078,124 c	**6,078,124**

Total Investments (cost $44,890,058)	**120.6%**	**50,280,483**
Liabilities, Less Cash and Receivables	**(20.6%)**	**(8,597,741)**
Net Assets	**100.0%**	**41,682,742**

a Non-income producing security.

b All or a portion of these securities are on loan. At September 30, 2006, the total market value of the portfolio's
   securities on loan is $5,786,064 and the total market value of the collateral held by the portfolio is $6,078,124.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Special Value Portfolio
September 30, 2006 (Unaudited)

Common Stocks--95.3%	Shares	Value ($)
Consumer Discretionary--15.8%		
Bally Technologies	18,300 a	322,080
Blockbuster, Cl. A	43,900 a	168,576
Boyd Gaming	4,900	188,356
Career Education	12,000 a	270,000
DeVry	12,200 a	259,494
Discovery Holding, Cl. A	23,000 a	332,580
Gemstar-TV Guide International	111,200 a	369,184
IAC/InterActiveCorp	19,300 a	555,068
Liberty Global, Ser. C	13,440 a	336,806
OSI Restaurant Partners	5,100	161,721
Pearson, ADR	27,000	384,480
Radio One, Cl. D	28,000 a	175,000
Tribune	10,700	350,104
Urban Outfitters	11,200 a	198,128
Viacom, Cl. B	9,287 a	345,291
		4,416,868
Consumer Staples--8.3%		
Cadbury Schweppes	45,300	481,917
ConAgra Foods	18,200	445,536
Kroger	24,000	555,360
Performance Food Group	15,500 a	435,395
Wal-Mart Stores	8,100	399,492
		2,317,700
Energy--7.3%		
Apache	4,200	265,440
Exxon Mobil	4,000	268,400
National Oilwell Varco	3,400 a	199,070
Occidental Petroleum	7,000	336,770
Range Resources	11,400	287,736
Rowan Cos.	6,900	218,247
Schlumberger	7,200	446,616
		2,022,279
Financial--18.1%		
American International Group	9,400	622,844
Axis Capital Holdings	12,200	423,218
Bank of New York	14,800	521,848
Benfield Group	49,900	341,296
Charles Schwab	31,400	562,060
Citigroup	5,700	283,119
Eaton Vance	10,100	291,486
JPMorgan Chase & Co.	7,236	339,803
KKR Private Equity Investors, LLP (Units)	18,000 d	382,500
Lazard, Cl. A	6,700	267,866
Montpelier Re Holdings	9,800	190,022
Nuveen Investments, Cl. A	5,800	297,134
Royal Bank of Scotland Group	15,526	534,299
		5,057,495
Health Care--13.2%		
Abbott Laboratories	10,200	495,312
Community Health Systems	8,000 a	298,800
Endo Pharmaceuticals Holdings	11,800 a	384,090

Medco Health Solutions	3,100 a	186,341
Medicis Pharmaceutical, Cl. A	11,300	365,555
Novartis	4,800	280,186
Omnicare	4,900	211,141
Pfizer	12,700	360,172
Sanofi-Aventis	3,600	320,474
UnitedHealth Group	8,500	418,200
Watson Pharmaceuticals	13,600 a	355,912
		3,676,183
Industrial--9.9%		
Allied Waste Industries	42,400 a	477,848
CSX	13,800	453,054
Dover	10,400	493,376
Honeywell International	12,000	490,800
Manpower	4,600	281,842
Navigant Consulting	13,900 a	278,834
Waste Management	8,100	297,108
		2,772,862
Information Technology--11.5%		
Agilent Technologies	8,595 a	280,970
BEA Systems	19,200 a	291,840
CA	8,500	201,365
Diebold	12,400	539,772
Digitas	21,700 a	208,754
Fair Isaac	9,700	354,729
Manhattan Associates	16,500 a	398,310
Microsoft	9,300	254,169
Nokia, ADR	17,000	334,730
TIBCO Software	37,700 a	338,546
		3,203,185
Materials--7.3%		
Alpha Natural Resources	9,800 a	154,448
E.I. du Pont de Nemours & Co.	14,500	621,180
Huntsman	13,600 a	247,520
Massey Energy	10,900	228,246
Nalco Holding	18,800 a	348,176
Rockwood Holdings	9,800	195,804
Temple-Inland	6,300	252,630
		2,048,004
Telecommunication Services--.8%		
IDT, Cl. B	15,900 a	**229,278**
Utilities--3.1%		
NRG Energy	9,400 a	425,820
Sempra Energy	8,500	427,125
		852,945
Total Common Stocks		
(cost $23,935,556)		**26,596,799**

	Principal	
Bonds and Notes--1.1%	Amount ($)	Value ($)
Health Care;		
Amgen,		
Sr. Notes, .13%, 2/1/11		
(cost $294,376)	308,000 b	**312,620**

Other Investment--4.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		

Plus Money Market Fund

(cost $1,153,000) | 1,153,000 c | **1,153,000**

Total Investments (cost $25,382,932)	**100.5%**	**28,062,419**
Liabilities, Less Cash and Receivables	**(.5%)**	**(145,963)**
Net Assets	**100.0%**	**27,916,456**

ADR - American Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, this security amounted to $312,620 or 1.1% of net assets.

c   Investment in affiliated money market mutual fund.

d   Security restricted as to public resale. Investments in restricted securities, with a value of $382,500 or 1.4% of net assets, are as follows:

Issuer	Acquisition Date	Purchase Price ($)†	Net Assets (%)	Valuation ($)††
KKR Private Equity Investors, LLP (Units)	5/3/06-5/5/06	24.97	1.4	21.25 per unit

† Average cost per unit.

†† The valuation of these securities has been determined in good faith under the direction of the Board of Trustees.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.